As filed with the Securities and Exchange Commission on February 17, 2011
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

YPF Sociedad Anónima
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of Argentina	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Macacha Güemes 515
C1106BKK Ciudad Autónoma de Buenos Aires, Argentina
(011-54-11) 5441-2000
(Address and telephone number of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
212-894-8940
(Name, address and telephone number of agent for service)

With copies to:

Nicholas A. Kronfeld, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	Ángel Ramos Sánchez YPF Sociedad Anónima Macacha Güemes 515 C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [ ]
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [ ]
CALCULATION OF REGISTRATION FEE
Title of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class D shares(1)(3)	19,230,771	$49.05	$943,269,317.55	$109,513.57
(1)
Includes all Class D shares, par value Ps.10 per share, of YPF Sociedad Anónima, including in the form of American depositary shares (“ADSs”), that may be offered by the Selling Shareholders pursuant to this registration statement.

(2)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the ADSs as reported by the New York Stock Exchange on February 14, 2011.

(3)	A separate registration statement on Form F-6 was filed on June 17, 1993 for the registration of the ADSs issued upon deposit of the Class D shares registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated February 17, 2011

PROSPECTUS
Shares of Class D Common Stock
(including in the form of American depositary shares)

YPF Sociedad Anónima

This prospectus relates to up to 19,230,771 shares of our Class D common stock (the “Class D shares”), including in the form of American depositary shares, or ADSs, consisting of 12,820,514 issued and outstanding Class D shares and 6,410,257 issued and outstanding Class D shares underlying warrants issued to certain Selling Shareholders (as defined in “Selling Shareholders”), that may be offered and sold from time to time by the Selling Shareholders, in amounts, at prices and on terms that will be determined at the time of any such offering. Each ADS represents one Class D share. For more information on the sale of the Class D shares, including in the form of ADSs, please see “Plan of Distribution.”

You should carefully read this prospectus before you invest in our Class D shares and ADSs.

The ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “YPF.” On          , 2011, the last reported sale price of the ADSs was U.S.$          per ADS on the NYSE. Our Class D shares trade on the Buenos Aires Stock Exchange (“BASE”) under the symbol “YPFD.” On          , 2011, the last reported sale price of our Class D shares was Ps.         per share on the BASE.

Investing in our Class D shares and the ADSs involves significant risks. Before buying any securities, you should carefully read the discussion of material risks of investing in our Class D shares or the ADSs in “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009, which is incorporated by reference herein, and any additional risk factors included in the applicable prospectus supplement under the heading “Risk Factors.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February          , 2011

TABLE OF CONTENTS

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC utilizing a “shelf” registration process. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you with a general description of our Class D shares and ADSs. With respect to a particular offering of the securities registered hereby, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page iii of this prospectus. Any information in a prospectus supplement, if any, or information incorporated by reference after the date of this prospectus is considered part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Shareholders have authorized any other person to provide you with different information. Neither we nor the Selling Shareholders are making an offer to sell the Class D shares or ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this prospectus, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” or “YPF S.A.” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this prospectus, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the U.S. Securities Act of 1933 (the “Securities Act”). This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish to the SEC annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, as required by Argentine National Securities Commission (“CNV”) rules and regulations. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year, and will file reports on Form 6-K containing an English language version of any quarterly reports we file with Argentine securities regulators or stock exchanges.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose. See “Description of American Depositary Shares—Notices and Reports.”

We also file financial statements and other periodic reports with the CNV located at Avenida 25 de Mayo 175, Buenos Aires, Argentina.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information contained in this prospectus and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) filed with the SEC on June 29, 2010;

•	our report on Form 6-K as furnished to the SEC on August 6, 2010 (the “June 30, 2010 Form 6-K”);

•	our report on Form 6-K as furnished to the SEC on August 13, 2010;

•	our report on Form 6-K as furnished to the SEC on November 26, 2010 (the “September 30, 2010 Form 6-K”); and

•	Repsol YPF’s Schedule 13D/A filed with the SEC on December 27, 2010.

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Exchange Act, prior to the termination of the offering, and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus or in the most recent document incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

YPF S.A.
Office of Shareholders Relations
Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
Tel. (011-54-11) 5441-5531
Fax (011-54-11) 5441-2113

FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, reserves, future hydrocarbon production volumes and the company’s ability to satisfy its long-term sales commitments from future supplies available to the company, dates or periods in which production is scheduled or expected to come onstream, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. We do not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

v

SUMMARY

This summary highlights certain relevant information included elsewhere in this prospectus. This summary does not purport to be complete and may not contain all of the information that is important or relevant to you. Before investing in the Class D shares or ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and the offering, including our audited and unaudited financial statements and related notes and the sections entitled “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F and the information incorporated by reference herein.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and LPG. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, LPG and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2009, we had consolidated net sales of Ps.34,320 million (U.S.$9,032 million) and consolidated net income of Ps.3,486 million (U.S.$917 million), and in the nine-month period ended September 30, 2010, we had consolidated net sales of Ps.31,849 million (U.S.$8,043 million) and consolidated net income of Ps.4,580 million (U.S.$1,156 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. Repsol YPF owned approximately 99% of our capital stock from 2000 until 2008, when the Petersen Group (as defined below) purchased, in different stages, shares representing 15.46% of our capital stock. In addition, Repsol YPF granted certain affiliates of Petersen Energía S.A. (“Petersen Energía” and together with such affiliates and Petersen Energía Inversora S.A., the “Petersen Group”) an option to purchase up to an additional 10% of our outstanding capital stock. This option will expire on February 21, 2012. As of January 31, 2011, Repsol YPF owned approximately 79.73% of our capital stock.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 39% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 39% of its total natural gas production, including natural gas liquids, in 2009, according to information provided by the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of December 31, 2009, of approximately 538 mmbbl of oil and 2,672 bcf of gas, representing aggregate reserves of 1,013 mmboe.

•
In 2009, we produced approximately 111 mmbbl of oil (302 mbbl/d), including condensate and natural gas liquids, and 533 bcf of gas (1,460 mmcf/d) and, in the nine-month period ended September 30, 2010, we produced approximately 82 mmbbl of oil (298 mbbl/d) and 386 bcf of gas (1,373 mmcf/d).

Downstream Operations

•
We are Argentina’s leading refiner with operations conducted at three wholly-owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte, S.A. (“Refinor”), an entity jointly controlled with and operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2010 consisted of 1,624 YPF-branded service stations, and we estimate we held approximately 31% of all gasoline service stations in Argentina.

•
We are one of the leading petrochemical producers in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada and Plaza Huincul sites. In addition, Profertil S.A. (“Profertil”), a company that we jointly control with Agrium Investments Spain S.L. (“Agrium”), is one of the leading producers of urea in the Southern Cone.

The Argentine Market

Argentina is the first largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2009 production, according to the BP Statistical Review.

In response to the economic crisis of 2001 and 2002, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, until 2008, local prices for oil and natural gas products had remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. In the case of natural gas, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$6.16/mmBtu in December 2009 (approximately U.S.$7.41/mmBtu in September 2010), while our average sales price in Argentina during 2009 was approximately U.S.$1.86/mmBtu.

Argentina’s gross domestic product, or GDP, after declining during the economic crisis of 2001 and 2002, grew at an average annual real rate of approximately 8.5% from 2003 to 2008, deccelerating in 2009 as a result of the crisis in the global economy. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.7% and 4.7%, respectively, during the period 2003-2008, before decreasing slightly in 2009, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, diesel and gasoline, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of gas (including NGL). In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 mcm, while in 2009 its net imports of diesel amounted to approximately 545 mcm, according to information provided by the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products have been substantially higher than the average domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries at or above capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

As the largest integrated oil and gas company in Argentina, we believe that we are well positioned to benefit from potential reform in the energy sector, although we cannot assure that reforms will be implemented or, if implemented, that they will be advantageous to our business.

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

Our upstream operations benefit from concessions providing access to 22% of the total proved crude oil reserves, excluding natural gas liquids, and 25% of total proved natural gas reserves, including natural gas liquids, in Argentina as of December 31, 2009, according to the Argentine Secretariat of Energy. In 2009, we had an attributable production share, which represents our share of the total production from the fields in which we have an interest, of approximately 39% of the total crude oil extracted, excluding natural gas liquids (more than the next four largest producers combined), and approximately 39% of total natural gas extracted, including natural gas liquids, in Argentina, according to the Argentine Secretariat of Energy.

Our downstream operations refine and distribute more refined products than any other company in Argentina. In 2009, we estimate that we had over 50% of the country’s refining capacity and distributed more diesel, gasoline, lubricants, asphalts and compressed natural gas than any other distributor. As of September 30, 2010, we had 1,624 YPF-branded service stations (including proprietary and franchised service stations), and we believe held approximately 31% of the country’s gasoline service stations, and we had a market share of gasoline and diesel of 56.4%, according to analysis we made of the information provided by the Secretariat of Energy. We are one of the largest petrochemical producers in the Argentine market, offering a wide range of products, including aromatics and fertilizers, LAB, LAS, maleic anhydride, polybutenes, methanol and solvents.

Favorably positioned as an integrated player

We participate in all phases of the oil and gas value chain, including production, refining, marketing and distribution, with the potential to capture margin at all levels. In 2009 and 2008, our production represented approximately 78% and 83%, respectively, of the total crude oil processed by our refineries.

Substantial portfolio of operated oil and gas concessions

As of September 30, 2010, we held interests in 106 production concessions and exploration permits in Argentina, with 100% ownership interest in 57 of these. Many of our production concessions are among the most productive in Argentina, including concessions in the Neuquina and Golfo de San Jorge basins, which accounted for approximately 85% of our total production in 2009. Our concessions are not scheduled to expire until 2017 and concessions representing approximately 50% of our proved reserves as of December 31, 2009 were extended prior to the date of this prospectus through 2026 and 2027 (see Note 5(c) to our Unaudited Interim Financial Statements). We have a portfolio of mature fields with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors. In addition, there is tight gas in place within our concession areas in Argentina.

A majority of our fields have been in operation for several years and, as a result, approximately 79% of our total proved reserves of 1,013 mmboe were categorized as developed as of September 30, 2010.

Extensive refining and logistics assets

We have extensive refining assets which we believe represent more than 50% of the country’s refining capacity, operating at high utilization rates. Our refining system has high complexity, giving us flexibility to shift some of our production resources toward higher value-added products. Our refining assets also benefit from large scale (our La Plata refinery is the largest in Argentina with a capacity of 189,000 bbl/d) and convenient location, and rank highly in terms of availability and maintenance.

We manage a large scale logistics network, consisting of 1,801 km of multi-product pipelines for the distribution of our refined products, connecting our two main refineries to our most important depots, of which we have 16 with a total storage capacity of approximately 1,023 thousand cubic meters. We also operate 53 airport facilities (40 of which are wholly-owned) with a total storage capacity of 24,000 cubic meters and 27 company-owned tanker trucks.

All of our refineries are connected to pipelines that we own or in which we have a significant stake. Oil is piped to our Luján de Cuyo refinery from Puerto Hernández by a 528 km pipeline and to our La Plata refinery from Puerto Rosales by another 585 km pipeline. We also have a 37% stake in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales).

Strong marketing brand

The “YPF” brand is widely recognized in the Argentine consumer market. Our 1,624 YPF-branded service stations are located throughout Argentina’s urban and suburban areas, and we have more than 1 million cardmembers in our marketing loyalty programs. We also leverage our marketing and branding power to sell industrial products, such as lubricants, for which we held a 37.4% market share as of September 30, 2010, according to our latest internal estimates.

Experienced management team and access to Repsol YPF expertise

We are led by a highly regarded and experienced team of professionals. Certain members of the senior management team have long tenures with us and significant experience in the Argentine energy sector.

We benefit from Repsol YPF’s experience and know-how in the upstream and downstream businesses. Repsol YPF is an integrated international oil and gas company with significant activity along the hydrocarbon product value chain. It holds one of the largest refining and marketing asset portfolios in Europe and owns significant refining and marketing assets in other Latin American countries, including a market-leading position in Peru. Repsol YPF conducts exploration and production activities in more than 30 countries and has developed its offshore expertise through its participation in offshore areas and assets in the Gulf of Mexico, Brazil and West Africa.

We have a research and development facility in La Plata, Argentina, that works in cooperation with Repsol YPF, to carry out research and development programs of mutual interest, including programs concerning prospects for new opportunities arising out of the long term evolution of the primary technologies used within the energy sector. These include bioengineering, future combustion engines, electric transport, the use of hydrogen as an energy carrier, renewable energy and the capture and storage of CO2. These studies allow us and Repsol YPF to develop new capabilities and plan our future activities.

Business Strategy

As the largest integrated oil and gas company in Argentina, we seek to improve margins and to maximize profitability through the most efficient utilization of resources and assets along our entire value chain. Our key strategies are the following:

Upstream

Improve our field recovery factors. In 2006, we developed a new integrated strategy, aimed at rejuvenating mature fields through the use of advanced technologies. This strategy, which we began to implement in 2007, seeks to increase recovery factors in our mature fields through infill drilling and secondary and tertiary recovery, and is subject to prevailing economic and regulatory conditions. Many of the technologies to be implemented through this strategy have been successfully employed in large mature basins, such as those in the United States, although no assurances can be given that we will achieve recovery factors resembling those achieved in the United States. This strategy, along with certain initiatives undertaken by our exploration and production business unit aimed at achieving a comprehensive operational improvement, such as improving well productivity through better water management and an improved maintenance of facilities and optimizing the fracturing process, have generated positive results. During 2009, we incorporated new proved reserves of 85 mmboe through extensions, discoveries, improved recovery and revisions of previous estimates. As of September 30, 2009, approximately 21% of our proved reserves as of such date had been audited by external auditors.

Improve the operational efficiency of our exploration and production. Our exploration and production business unit is carrying out a comprehensive operational improvement and cost reduction program with over 100 initiatives that we expect to continue having a positive impact on our business. These include initiatives described above seeking to improve well productivity through better water management, enhancing facilities maintenance, optimizing the fracturing process and reducing energy costs, among others.

Invest in onshore and offshore exploration in Argentina. Onshore, we plan to continue carrying out the recently started targeted exploration for conventional and unconventional resources. For example, we intend to access new onshore exploratory properties in under-explored areas within currently producing basins. To support this initiative, in 2007 we began to add new drilling and fracturing equipment and hired additional technical personnel. We have entered into agreements with Energía Argentina S.A. (“ENARSA”), the state-owned energy company, and other companies, for the joint exploration of Argentine offshore properties, which we believe positions us well to explore potentially lucrative offshore areas in Argentina. Offshore acreage is largely unexplored in Argentina and constitutes the largest area for green field developments in the country, and we intend to actively participate in the tender process for new offshore properties in Argentina.

Additionally, we have also successfully participated in the bidding process to start exploration offshore activities in a sea platform in Uruguay. This project will be developed in two distinct areas (one of which will be operated by us) in association with a subsidiary of Petrobras and Galp Energia SGPS, SA. Our involvement in both concessions is part of the strategic partnership for exploration in the South Atlantic between YPF and Petrobras.

Optimize value of non-core fields. We are seeking to optimize our portfolio of exploration and production assets through active management of various non-core fields, including through potential associations with smaller operators in certain fields in order to improve their operational effectiveness.

Downstream

Continue to improve production and cost efficiencies in downstream businesses. We are seeking to optimize our refining assets to increase their capacity (through de-bottlenecking and revamping of equipment), further improve their flexibility to shift capacity among certain categories of products, adapt our refineries to new low-sulfur regulations and develop our logistics network and assets to meet the continued growth in demand we expect. In addition, we continue to implement various cost reduction programs throughout our refining and logistics assets (including internal consumption reduction and centralized purchasing), marketing network (including back-office integration, loyalty program reductions and selective expansion of our company-owned and operated service station network while continuing to eliminate dealer-operated service stations with lower operating efficiency) and chemical division (including the reduction of maintenance-related production stoppages).

Additionally we continue with the construction of the Continuous Catalytic Reformer Plant (CCR) that will involve an estimated investment of over U.S.$340 million. This plant, which we anticipate could begin operations during 2012, will use state-of-the art technology for chemical processes for reforming of naphtha based on catalysts, which will involve improvements in productivity, safety and environmental care. The plant is expected to produce approximately 200,000 tons of aromatic compounds that can be used as octane enhancers for automobile gasoline. Additionally, plant is expected to produce approximately 15,000 tons of hydrogen that will improve the process of hydrogenation of fuels to increase quality and reduce its sulfur content, further reducing the environmental impact of internal combustion engines.

In addition to the investment mentioned in the preceding paragraph, we have started a new project that we estimate will involve approximately U.S.$670 million to further improve the quality of gasoline and diesel produced by our refineries in La Plata and Lujan de Cuyo, located in the province of Buenos Aires and in the province of Mendoza, respectively, including investments to optimize energy use and increase the power reliability and capacity of the respective plants. This project is expected to be completed during the next three years.

Increase value creation from petrochemicals. As mentioned above, our chemicals business unit will carry out a significant upgrade of its aromatics plant by migrating to state-of-the-art technology. We believe our investments will facilitate the integration with our refining and marketing business unit through a significant increase in aromatics production, much of which will be used by our refining and marketing business unit to increase gasoline octane levels and to produce hydrogen to improve refining plant productivity.

Recent Developments

Update of legal proceedings

Argentina

Alleged defaults under natural gas supply contracts.  Transportadora de Gas del Norte S.A. has notified us that it has decided to terminate the contract pursuant to which it had to deliver transportation services to YPF in connection with contracts associated with natural gas exports, invoking YPF’s alleged breach of such contract due to an alleged lack of payment of the related transportation fees. Transportadora de Gas del Norte S.A. has reserved the right to file a claim against YPF seeking compensation for damages.

Argentine National Antitrust Protection Board (Comisión Nacional de Defensa de la Competencia or “CNDC”) anti-competitive activity disputes.  On December 22, 2010, we were notified that the Chamber B of the National Court of Appeals in Criminal Economic Matters has ruled in our favor, revoking CNDC’s decision to charge us with abuse of dominant market position in the bulk LPG market during October 1997 and March 1999, and ordering the termination of the proceedings. This ruling may still be challenged by the CNDC. We have reassessed our estimation of the outcome of this legal proceeding from a “probable” to a “possible” contingency.

La Plata refinery environmental claims.  On January 25, 2011, we entered into an agreement with the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible or “OPDS”) of the Government of the province of Buenos Aires, within the scope of the Remediation, liability and environmental risk control program, created by Resolution 88/10 of the OPDS. Pursuant to the agreement, YPF and the relevant authorities agreed to jointly perform an eight-year work program in the canals adjacent to the La Plata refinery, including the conduct of characterization and risk assessment studies of sediments. The agreement provides that when a required remediation action is identified as a result of a risk assessment study, different alternatives and available techniques will be considered, as well as the steps needed for its implementation. Studies to determine how old the contamination is will also be performed pursuant to the agreement, in order to evaluate whether the Argentine government should be liable for such contamination pursuant to its obligation to hold us harmless under the Privatization Law (Law No. 24,145), which established the procedures for our privatization.

Other claims. Some employees are seeking compensation for allegedly not being able to benefit from their off-duty time while on guard duty. The labor authority has issued an arbitral award pursuant to which we will have to compensate guard duty time as actual work time. We submitted a motion to declare this decision null, which was rejected. We subsequently filed a lawsuit requesting the judge to declare this decision void as well as a preliminary injunction, which was also rejected. We have appealed this decision. The amount of this claim is to be determined during the proceedings.  As of the date of this report, we estimate the outcome of this proceeding as a “possible” contingency.

YPF Holdings

Passaic River/Newark Bay, New Jersey. In October 2010, a number of public third-party defendants filed a motion to sever and stay, which would allow the State of New Jersey to proceed against the direct defendants, including Tierra. However, the judge has ruled against this motion. Third-party defendants have also brought motions to dismiss, which have been rejected in January 2011. Certain third-party defendants have appealed the ruling of the special master on their motions to dismiss and the presiding judge will hold hearings in March and April regarding these appeals. The next step in the case will be the presiding judge's entry of a Trial Plan which will set a schedule for the remainder of litigation, from discovery through trial.  At this point in time, it is premature to state when the first trial will take place.

Our principal executive offices are located at Macacha Güemes 515, (C1106BKK) Ciudad Autónoma de Buenos Aires, Argentina, and our general telephone number is (011-54-11) 5441-2000. Our website address is www.ypf.com and our website is available in Spanish. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

THE OFFERING

Issuer	YPF Sociedad Anónima

Selling Shareholders
In December 2010, Repsol YPF entered into certain transactions with the Eton Park Funds and the Capital Funds (as defined, respectively, in “Selling Shareholders”) pursuant to which Repsol YPF sold to each of the Eton Park Funds and the Capital Funds an aggregate of 6,410,257 restricted ADSs, respectively, and issued to the Eton Park Funds an aggregate of 6,410,257 warrants (the “Warrants”), each such Warrant exercisable for one ADS. Pursuant to the Registration Rights Agreements (as defined in “Selling Shareholders”), the Eton Park Funds and the Capital Funds are entitled to certain registration rights in respect of the restricted ADSs purchased in these transactions and the Eton Park Funds are also entitled to certain registration rights in respect of the ADSs underlying the Warrants. The Selling Shareholders hereunder will be the Eton Park Funds, the Capital Funds or one of either of their respective permitted transferees under the Registration Rights Agreements. See “Selling Shareholders.”

The offering
The Selling Shareholders may offer and sell up to 19,230,771 Class D shares, including in the form of ADSs, consisting of 12,820,514 issued and outstanding Class D shares sold to the Eton Park Funds and the Capital Funds and 6,410,257 issued and outstanding Class D shares underlying the Warrants issued to the Eton Park Funds, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering or sale. See “Selling Shareholders.” For more information on the sale of the Class D shares or ADSs by the Selling Shareholders, please see “Plan of Distribution.”

Share capital
As of the date of this prospectus, our share capital consisted of 393,312,793 shares, consisting of 3,764 Class A shares, 7,624 Class B shares, 40,422 Class C shares and 393,260,983 Class D shares, each fully subscribed and paid, with a par value of ten pesos each. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F.
The offering of our Class D common stock, including in the form of ADSs, by the Selling Shareholders as contemplated by this prospectus will not affect our share capital.

ADSs
Each ADS represents one Class D share held by The Bank of New York, S.A., as custodian of The Bank of New York Mellon, a New York banking corporation, as depositary under the deposit agreement among us, The Bank of New York Mellon and the holders of the ADSs. The ADSs will be evidenced by American depositary receipts, or ADRs.

Listing
Our ADSs are listed on the New York Stock Exchange, or NYSE, under the symbol “YPF.” Our Class D shares are listed on the Buenos Aires Stock Exchange, or BASE, under the symbol “YPFD.” In addition, our Board of Directors approved on November 5, 2010, the listing of our Class D shares on Latibex, an international market approved by the Spanish government and regulated by the Spanish Securities Market Law. As of the date hereof, the listing on Latibex is still pending.

Dividends
Holders of each class of our common stock rank equally for the purpose of receiving any dividends approved by our shareholders. The owners of ADSs will be entitled to receive dividends to the same extent as the owners of shares of common stock. Holders of ADSs on the applicable record dates will be entitled to receive dividends paid on the shares of common stock represented by the ADSs, after deduction of any applicable expenses of the depositary. In accordance with Argentine corporate law, we may pay dividends that are approved by our shareholders in pesos out of retained earnings, if any, as set forth in our audited financial statements prepared in accordance with Argentine GAAP and filed with the CNV, after any required contribution to our legal reserve. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations. YPF has adopted a dividend policy under which we will distribute 90% of our net income as dividends. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” in our 2009 Form 20-F. This dividend policy is subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. We cannot assure you that we will pay any dividends in the future.

Voting rights
Holders of each class of our common stock are entitled to one vote per share of common stock, although the affirmative vote of holders of our Class A shares is required for certain actions. Subject to Argentine law and the terms of the deposit agreement, holders of the ADSs will have the right to instruct the depositary how to vote the number of Class D shares represented by their ADSs. See “Item 10. Additional Information—Capital Stock” in our 2009 Form 20-F and “Description of American Depositary Shares.” Non-Argentine companies that own Class D shares directly are required to register in Argentina in order to exercise their voting rights.

Use of proceeds
The Selling Shareholders will receive all of the net proceeds from the sale of ADSs offered by this prospectus, and we will not receive any proceeds from any offering contemplated by this prospectus. See “Use of Proceeds.”

Taxation	For a discussion of the material U.S. and Argentine tax considerations relating to an investment in our Class D shares or the ADSs, see “Material Tax Considerations.”

Risk factors
See “Risk Factors” in our 2009 Form 20-F, any additional risk factors included in the applicable prospectus supplement (if any) under the heading “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class D shares or the ADSs.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present our summary financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes, and the information under “Selected Financial and Operating Data” included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. All financial data included in this prospectus as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 is unaudited. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”) included in our 2009 Form 20-F, which is incorporated by reference in this prospectus. The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is derived from our unaudited condensed consolidated financial statements (the “Unaudited Interim Financial Statements”) included in our September 30, 2010 Form 6-K, which is incorporated by reference in this prospectus. The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on September 30, 2010 of Ps.3.96 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on February 14, 2011 was Ps.4.02 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)
Operating income	1,921	7,608	4,964
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,847	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets)	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements. As of September 30, 2010, we recognized income tax applying the liability method, however we did not account for the deferred tax liability arising from the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. The amount of this difference was disclosed instead in the notes to the financial statements, as allowed by Argentine GAAP. As of September 30, 2010, such temporary difference not accounted for consisted of a deferred tax liability of approximately Ps. 1.04 billion. In connection with the International Financial Reporting Standards (IFRS) implementation process for listed companies in Argentina, Resolution No. 576/2010 of the CNV established that companies that decide not to account for temporary differences under Argentine GAAP, shall record such difference  in any period before the transition to IFRS on January 1, 2012.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Set forth below is selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 (unaudited), prepared in accordance with Argentine GAAP and U.S. GAAP. See Note 7 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K for a summary of the significant adjustments to net income and to shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the unaudited condensed consolidated financial statements.

	For the Six-Month Period Ended June 30,
	2010	2009
Consolidated Income Statement Data:	(in millions of pesos)
Argentine GAAP
Operating income	5,235	2,988
Net income	3,093	1,047
U.S. GAAP
Operating income	4,293	1,411
Net income	2,781	1,013

As of June 30, 2010
(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP
Total assets	43,169
Shareholders’ equity	19,809

U.S. GAAP
Total assets	50,485
Shareholders’ equity	27,216

	As of and for the Year Ended December 31,
	2009	2009	2008	2007
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,667	34,320	34,875	29,104
Gross profit	2,814	11,143	10,862	10,104
Administrative expenses	(278)	(1,102)	(1,053)	(805)
Selling expenses	(629)	(2,490)	(2,460)	(2,120)
Exploration expenses	(139)	(552)	(684)	(522)
Operating income	1,767	6,999	6,665	6,657
(Loss)/Income on long-term investments	(6)	(22)	83	34
Other income/(expense), net	40	159	(376)	(439)
Interest expense	(242)	(958)	(492)	(292)
Other financial income/(expense) and holding gains/(losses), net	(72)	(284)	318	810
Income from sale of long-term investments	—	—	—	5
Reversal of impairment of other current assets	—	—	—	69
Income before income tax	1,488	5,894	6,198	6,844
Income tax	(608)	(2,408)	(2,558)	(2,758)
Net income	880	3,486	3,640	4,086
Earnings per share and per ADS(4)	2.23	8.86	9.25	10.39
Dividends per share and per ADS(4) (in pesos)	n.a.	12.45	23.61	6.00
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	3.31	7.37	1.93
U.S. GAAP
Operating income	1,107	4,385	5,230	5,176
Net income	658	2,605	3,014	3,325
Earnings per share and per ADS(4) (in pesos)	n.a.	6.62	7.66	8.45
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	169	669	391	196
Working capital	(525)	(2,080)	(2,758)	4,081
Total assets	10,172	40,283	39,079	38,102
Total debt(6)	1,722	6,819	4,479	994
Shareholders’ equity(7)	4,768	18,881	20,356	26,060
U.S. GAAP
Total assets	11,754	46,544	44,251	40,746
Shareholders’ equity	6,494	25,717	25,492	29,067
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,220	4,832	4,775	4,139
Cash used in fixed asset acquisitions	1,423	5,636	7,035	6,163
Non-GAAP
EBITDA(8)	2,923	11,575	11,331	10,997
EBITDA margin(9)	n.a.	34%	32%	38%

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(2)
Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008 and Ps.1,350 million for the year ended December 31, 2007 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13 (b) to the Audited Consolidated Financial Statements.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Audited Consolidated Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008 and Ps.523 million as of December 31, 2007.

(7)
Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(8)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(9)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(in millions of pesos)

Net income	4,580	2,070	3,486	3,640	4,086
Interest gains on assets	(87)	(69)	(109)	(134)	(278)
Interest losses on liabilities	664	714	958	492	292
Depreciation of fixed assets	4,114	3,648	4,832	4,775	4,139
Income tax	2,738	1,567	2,408	2,558	2,758
EBITDA	12,009	7,930	11,575	11,331	10,997

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and for the Nine-Month Period Ended September 30,		As of and For the Year Ended December 31,
	2010	2009	2009	2008	2007
Average daily production for the period
Oil (mbbl)(1)	298	305	302	313	329
Gas (mcf)	1,373	1,536	1,460	1,658	1,740
Total (mboe)	550	579	562	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Class D shares or ADSs by the Selling Shareholders.

EXCHANGE RATES AND CONTROLS
Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law (Law No. 23,928) established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law (Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law), formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2011, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2006	3.03	3.10	3.07	(1)	3.06
2007	3.05	3.18	3.12	(1)	3.15
2008	3.01	3.45	3.18	(1)	3.45
2009	3.45	3.85	3.75	(1)	3.80
2010	3.79	3.99	3.92	(1)	3.98

Month
August 2010	3.93	3.95	3.94	(1)	3.95
September 2010	3.94	3.97	3.95	(1)	3.96
October 2010	3.95	3.96	3.96	(1)	3.96
November 2010	3.96	3.99	3.97	(1)	3.99
December 2010	3.97	3.98	3.98	(1)	3.98
January 2011	3.97	4.01	3.98	(1)	4.01
February 2011(2)	4.01	4.02	4.02	(1)	4.02

Source: Central Bank

(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Through February 14, 2011.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Since January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization (including the transfer of funds to pay dividends). In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents. For instance, subject only to limited exceptions, the repatriation by non-Argentine residents of funds received as a result of the sale of the Class D shares in the secondary market is subject to a limit of U.S.$500,000 per person per calendar month. In order to repatriate such funds abroad, non-Argentine residents also are required to demonstrate that the funds used to make the investment in the Class D shares were transferred to Argentina at least 365 days before the proposed repatriation. The transfer abroad of dividend payments in connection with closed and audited financial statements approved by a shareholders’ meeting is currently authorized by applicable regulations.

MARKET INFORMATION

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and were issued by The Bank of New York Mellon as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2006	57.38	37.00
2007	50.10	34.37
2008	49.00	37.75
2009	47.00	16.81
2010	50.60	33.89
2011(1)	54.58	48.70

(1)	Through February 14, 2011.

The following table sets forth, for each quarter of the two most recent full financial years and for each quarter of the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2009:
First Quarter	47.00	16.81
Second Quarter	35.90	23.09
Third Quarter	40.20	30.79
Fourth Quarter	44.08	36.35
2010:
First Quarter	45.80	40.11
Second Quarter	44.63	33.89
Third Quarter	43.45	37.52
Fourth Quarter	50.60	38.61
2011:
First Quarter(1)	54.58	48.70

(1)	Through February 14, 2011.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2010:
August	43.45	39.81
September	42.14	38.80
October	39.84	38.61
November	42.99	39.17
December	50.60	39.00
2011:
January	54.58	48.72
February(1)	50.75	48.70

(1)	Through February 14, 2011.

According to data provided by The Bank of New York Mellon, as of February 10, 2011, there were 232,842,906 ADSs outstanding and 87 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 21.2% of the total number of outstanding Class D shares.

Buenos Aires Stock Market

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires, or “MERVAL”) is the principal Argentine market for trading the ordinary shares.

MERVAL is the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 133 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 6 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación, or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which were responsible for a growing percentage of trading activity, from 1993 to 2008 consisted mainly of institutional private retirement and pension funds (“AFJPs”) created under the amendments to the social security laws enacted in late 1993. In December 2008, the Argentine Government caused the assets managed by the AFJPs to be transferred to a newly created federal government-run social security system (Administración Nacional de la Seguridad Social, or “ANSES”). As a result, the Federal Government has become an important shareholder in many listed companies, reducing the size and liquidity of the Argentine securities market.

Certain information regarding the Argentine stock market is set forth in the table below.

	2009	2008	2007
Market capitalization (in billions of pesos)(1)	2,185	1,234	1,773
As percent of GDP(1)	186.9%	121.6%	227.2%
Volume (in millions of pesos)	133,207	237,790	209,905
Average daily trading volume (in millions of pesos)	545.93	962.71	849.82

(1)	End-of-period figures for trading on the BASE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2006	177.50	115.00
2007	153.00	110.90
2008	183.00	118.00
2009	162.00	64.00
2010	205.00	137.00
2011(1)	219.50	199.50

(1)	Through February 14, 2011.

The following table sets forth, for each quarter of the two most recent full financial years and for each quarter of the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2009:
First Quarter	162.00	64.00
Second Quarter	136.00	90.00
Third Quarter	153.00	119.50
Fourth Quarter	162.00	139.00
2010:
First Quarter	170.00	150.00
Second Quarter	172.00	137.00
Third Quarter	167.00	149.70
Fourth Quarter	205.00	152.00
2011:
First Quarter(1)	219.50	199.50

(1)	Through February 14, 2011.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2010:
August	167.00	156.00
September	162.00	153.00
October	155.00	152.00
November	177.00	155.00
December	205.00	155.50
2011:
January	219.50	200.00
February(1)	208.60	199.50

(1)	Through February 14, 2011.

As of December 31, 2010, there were approximately 8,009 holders of Class D shares.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Latibex

Latibex is an international market for Latin American securities. The market’s creation, in December 1999, was approved by the Spanish government and it is regulated by the Spanish Securities Market Law. On November 5, 2010, our Board of Directors approved the listing of our Class D shares on Latibex. As of the date hereof, the listing on Latibex is still pending.

Argentine Securities Market

The securities market in Argentina is composed of 10 stock exchanges, which are located in the City of Buenos Aires (the “BASE”), Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe and Tucumán. Five of these exchanges (the BASE, Rosario, Córdoba, Mendoza and Santa Fe) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

The BASE, which began operating in 1854, is the principal and longest-established exchange in Argentina. Bonds listed on the BASE may simultaneously be listed on the Argentine over-the-counter market (Mercado Abierto Electrónico, or “MAE”), pursuant to an agreement between BASE and MAE that stipulates that equity securities are to be traded exclusively on the BASE, while debt securities (both public and private) may be traded on both the MAE and the BASE. In addition, through separate agreements with the BASE, all of the securities listed on the BASE may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BASE-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BASE, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the BASE.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of Argentine private retirement and pension funds (AFJPs) represented an increasing percentage of the BASE market until December 2008 when the Argentine Government transferred the assets held by the AFJPs to the ANSES; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which, in addition to having created the CNV, governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the BASE, MERVAL and certain provincial exchanges. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the BASE and operates SINAC.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001 (the “Transparency Decree”), which provided certain guidelines and provisions relating to capital markets transparency and best practices. The Transparency Decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Money laundering regulations

Recent modifications to Argentine money laundering regulations have resulted in their application to increasing numbers and types of securities transactions.

Argentine Law No. 25,246 (as amended by Law No. 26,087, Law 26,119 and Law 26,268) categorizes money laundering as a crime under the Argentine Criminal Code and created the Unidad de Información Financiera (“UIF”), an agency of the Ministry of Justice and Human Rights of Argentina responsible for investigating questionable transactions. The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such crime, with the possible result that such original assets (or new asset resulting from such original asset) have the appearance of having been obtained through legitimate sources, provided that the aggregate value of the assets exceeded Ps.50,000, whether such amount results from one or more connected transactions.

The money laundering legal framework assigns control and information reporting duties to certain private sector entities, including banks, broker-dealers, trading companies and insurance companies, in many cases according to highly general criteria. According to the rules of the Guide to Unusual or Questionable Financial and Foreign Exchange Transactions (Guía de Transacciones Inusuales o Sospechosas en la Órbita del Sistema Financiero y Cambiario) approved by Resolution No. 2/2002 of the UIF (as amended), such entities have an obligation to notify the UIF of transactions falling into the following general categories: (a) investments in securities in amounts significantly exceeding the amounts normally invested by a particular investor, taking the business of the investor into account; (b) deposits or back-to-back loans in jurisdictions known as tax havens; (c) requests for asset management services where the origin of funds is not certain, is unclear or does not relate to the business of the investor; (d) unusual transfers of large amounts of securities or interests; (e) unusual and frequent use of special investment accounts; and (f) frequent purchases and sales of securities during the same day for the same amount and volume, when such transactions seem unusual and inadequate considering the business of the investor.

CAPITALIZATION

The following table sets forth our indebtedness, shareholders’ equity and total capitalization as of September 30, 2010, as derived from our unaudited financial statements included elsewhere in this prospectus. You should read this table in conjunction with the section entitled “Selected Financial and Operating Data” and with our financial statements and the related notes included elsewhere in this prospectus. The sale contemplated herein of Class D shares and ADSs by the Selling Shareholders will have no effect on our capitalization.

	As of September 30, 2010(1)
	(in millions of U.S. dollars)(2)	(in millions of pesos)
Outstanding indebtedness
Short-term indebtedness	1,528	6,052
Long-term indebtedness	340	1,348
Total indebtedness(3)	1,869	7,400
Total shareholders’ equity	5,377	21,293
Total capitalization	7,246	28,693

(1)
In the three-month period ended December 31, 2010, we incurred additional indebtedness in an aggregate net amount of Ps. 389 million. The information provided herein has not been audited as of the date of this prospectus.

(2)	U.S. dollar amounts are based on the exchange rate quoted by the Central Bank on September 30, 2010 of Ps.3.96 to U.S.$1.00.

(2)	None of our indebtedness was secured as of September 30, 2010. Loans in an aggregate principal amount of U.S.$150 million were guaranteed by Repsol YPF as of such date.

SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes included elsewhere in this prospectus and in “Item 5. Operating and Financial Review and Prospects” in our 2009 Form 20-F. All financial data included in this prospectus as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 and as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 is unaudited. Results for the nine-month period ended September 30, 2010 are not necessarily indicative of results to be expected for the full year 2010 or any other period.

The financial data as of December 31, 2009, 2008 and 2007 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”) included in our 2009 Form 20-F, which is incorporated by reference in this prospectus. The financial data as of September 30, 2010 and for the nine-month periods ended September 30, 2010 and 2009 is derived from our unaudited condensed consolidated financial statements (the “Unaudited Interim Financial Statements”) included in our September 30, 2010 Form 6-K, which is incorporated by reference in this prospectus. The Unaudited Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2009, 2008 and 2007 and for the years then ended. Notes 6, 7 and 8 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K, which is incorporated by reference in this prospectus, provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of June 30, 2010 and 2009 and for the six-month periods then ended.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine-month period ended September 30, 2010 and as of and for the year ended December 31, 2009 have been translated into U.S. dollars at the exchange rate quoted by the Argentine Central Bank (Banco Central de la República Argentina or Central Bank) on September 30, 2010 of Ps.3.96 to U.S.$1.00, unless otherwise specified. The exchange rate quoted by the Central Bank on February 14, 2011 was Ps.4.02 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for the Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	8,043	31,849	24,648
Gross profit	2,773	10,983	7,952
Administrative expenses	(256)	(1,015)	(776)
Selling expenses	(551)	(2,182)	(1,790)
Exploration expenses	(45)	(178)	(422)

	As of and for the Nine-Month Period Ended September 30,
	2010	2010	2009
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Operating income	1,921	7,608	4,964
Income (loss) on long-term investments	17	67	(5)
Other expense, net	(6)	(23)	(17)
Interest expenses	(168)	(664)	(714)
Other financial income (expense) and holding (losses) gains, net	83	330	(591)
Income before income tax	1,848	7,318	3,637
Income tax	(691)	(2,738)	(1,567)
Net income	1,156	4,580	2,070
Earnings per share and per ADS(4)	2.94	11.64	5.26
Dividends per share and per ADS(4) (in pesos)	n.a.	5.50	6.30
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.42	1.69
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	1,039	4,114	3,648
Cash used in fixed asset acquisitions	1,413	5,597	3,640
Current liquidity (Current assets divided by current liabilities)	n.a.	0.93	0.938
Solvency (Net worth divided by total liabilities)	n.a.	0.885	1.039
Capital Immobilization (Non-current assets divided by total assets) )	n.a.	0.683	0.744
Non-GAAP
EBITDA(6)	3,033	12,009	7,930
EBITDA margin(7)	n.a.	38%	32%

	As of September 30, 2010
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	99	392
Working capital	(272)	(1,079)
Total assets	11,451	45,346
Total debt(8)	1,869	7,400
Shareholders’ equity(9)	5,377	21,293

(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for inflation adjustment into constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the inflation adjustment of financial statements into constant Argentine pesos as from March 1, 2003. See Note 1 to the Unaudited Interim Financial Statements. As of September 30, 2010, we recognized income tax applying the liability method, however we did not account for the deferred tax liability arising from the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes. The amount of this difference was disclosed instead in the notes to the financial statements, as allowed by Argentine GAAP. As of September 30, 2010, such temporary difference not accounted for consisted of a deferred tax liability of approximately Ps. 1.04 billion. In connection with the International Financial Reporting Standards (IFRS) implementation process for listed companies in Argentina, Resolution No. 576/2010 of the CNV established that companies that decide not to account for temporary differences under Argentine GAAP, shall record such difference  in any period before the transition to IFRS on January 1, 2012.

(2)
Includes Ps.1,117 million for the nine-month period ended September 30, 2010 and Ps.1,029 million for the nine-month period ended September 30, 2009 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(f) to the Unaudited Interim Financial Statements.

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.1,348 million as of September 30, 2010.

(9)
Our subscribed capital as of September 30, 2010 was represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

Set forth below is selected financial data as of June 30, 2010 and for the six-month periods ended June 30, 2010 and 2009 (unaudited), prepared in accordance with Argentine GAAP and U.S. GAAP. See Note 7 to our unaudited condensed consolidated financial statements included in our June 30, 2010 Form 6-K for a summary of the significant adjustments to net income and to shareholders’ equity which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the unaudited condensed consolidated financial statements.

	For the Six-Month Period Ended June 30,
	2010	2009
Consolidated Income Statement Data:	(in millions of pesos)
Argentine GAAP
Operating income	5,235	2,988
Net income	3,093	1,047
U.S. GAAP
Operating income	4,293	1,411
Net income	2,781	1,013

As of June 30, 2010
(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP
Total assets	43,169
Shareholders’ equity	19,809
U.S. GAAP
Total assets	50,485
Shareholders’ equity	27,216

	As of and for the Year Ended December 31,
	2009	2009	2008	2007	2006	2005(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)
Net sales(3)(4)	8,667	34,320	34,875	29,104	25,635	22,901
Gross profit	2,814	11,143	10,862	10,104	9,814	11,643

	As of and for the Year Ended December 31,
	2009	2009	2008	2007	2006	2005(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Administrative expenses	(278)	(1,102)	(1,053)	(805)	(674)	(552)
Selling expenses	(629)	(2,490)	(2,460)	(2,120)	(1,797)	(1,650)
Exploration expenses	(139)	(552)	(684)	(522)	(460)	(280)
Operating income	1,767	6,999	6,665	6,657	6,883	9,161
(Loss)/Income on long-term investments	(6)	(22)	83	34	183	39
Other income/(expense), net	40	159	(376)	(439)	(204)	(545)
Interest expense	(242)	(958)	(492)	(292)	(213)	(459)
Other financial income/(expense) and holding gains/(losses), net	(72)	(284)	318	810	667	561
Income from sale of long-term investments	—	—	—	5	11	15
Reversal of impairment of other current assets	—	—	—	69	(69)	—
Income before income tax	1,488	5,894	6,198	6,844	7,258	8,772
Income tax	(608)	(2,408)	(2,558)	(2,758)	(2,801)	(3,410)
Net income	880	3,486	3,640	4,086	4,457	5,362
Earnings per share and per ADS(5)	2.23	8.86	9.25	10.39	11.33	13.63
Dividends per share and per ADS(5) (in pesos)	n.a	12.45	23.61	6.00	6.00	12.40
Dividends per share and per ADS(5)(6) (in U.S. dollars)	n.a	3.31	7.37	1.93	1.97	4.25
U.S. GAAP
Operating income	1,107	4,385	5,230	5,176	5,626	8,065
Net income	658	2,605	3,014	3,325	3,667	5,142
Earnings per share and per ADS(5) (in pesos)	n.a.	6.62	7.66	8.45	9.32	13.07
Consolidated Balance Sheet Data:
Argentine GAAP(2)
Cash	169	669	391	196	118	122
Working capital	(525)	(2,080)	(2,758)	4,081	4,905	2,903
Total assets	10,172	40,283	39,079	38,102	35,394	32,224
Total debt(7)	1,722	6,819	4,479	994	1,425	1,453
Shareholders’ equity(8)	4,768	18,881	20,356	26,060	24,345	22,249
U.S. GAAP
Total assets	11,754	46,544	44,251	40,746	37,046	34,748
Shareholders’ equity	6,494	25,717	25,492	29,067	26,241	24,254
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,220	4,832	4,775	4,139	3,718	2,707
Cash used in fixed asset acquisitions	1,423	5,636	7,035	6,163	5,002	3,722
Non-GAAP
EBITDA(9)	2,923	11,575	11,331	10,997	10,851	11,717
EBITDA margin(10)	n.a.	34%	32%	38%	42%	51%

(1)
Consolidated income and balance sheet data for the year ended December 31, 2005 set forth above include the retroactive effect from the application of new accounting rules in Argentina effective since January 1, 2006.

(2)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for remeasurement in constant Argentine pesos set forth in Technical Resolution No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”) and taking into consideration General Resolution No. 441 of the National Securities Commission (“CNV”), which established the discontinuation of the remeasurement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(3)
Includes Ps.1,433 million for the year ended December 31, 2009, Ps.1,770 million for the year ended December 31, 2008, Ps.1,350 million for the year ended December 31, 2007, Ps.1,451 million for the year ended December 31, 2006, and

Ps.1,216 million for the year ended December 31, 2005 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties. See Note 13(b) to the Audited Consolidated Financial Statements.

(4)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalty payments required to be made to a third party, whether payable in cash or in kind, which are a financial obligation, or are substantially equivalent to a production or similar tax, are accounted for as a cost of production and are not deducted in determining net sales. See “Item 4. Information on the Company—Exploration and Production—Oil and gas production, production prices and production costs” in our 2009 Form 20-F and Note 2 (f) to the Audited Consolidated Financial Statements.

(5)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(6)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(7)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.2,140 million as of December 31, 2009, Ps.1,260 million as of December 31, 2008, Ps.523 million as of December 31, 2007, Ps.510 million as of December 31, 2006, and Ps.1,107 million as of December 31, 2005.

(8)
Our subscribed capital as of December 31, 2009 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(9)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(10)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not a measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in millions of pesos)

Net income	4,580	2,070	3,486	3,640	4,086	4,457	5,362
Interest gains on assets	(87)	(69)	(109)	(134)	(278)	(338)	(221)
Interest losses on liabilities	664	714	958	492	292	213	459
Depreciation of fixed assets	4,114	3,648	4,832	4,775	4,139	3,718	2,707
Income tax	2,738	1,567	2,408	2,558	2,758	2,801	3,410
EBITDA	12,009	7,930	11,575	11,331	10,997	10,851	11,717

Production and other operating data

The following table presents certain of our production and other operating data as of or for the periods indicated.

	As of and for the Nine-Month Period Ended September 30,		As of and for the Year Ended December 31,
	2010	2009	2009	2008	2007
Average daily production for the period
Oil (mbbl)(1)	298	305	302	313	329
Gas (mmcf)	1,373	1,536	1,460	1,658	1,740
Total (mboe)	550	579	550	607	636
Refining capacity
Capacity (mbbl/d)(2)	320	320	320	320	320

(1)	Including natural gas liquids (NGL).

(2)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

DIRECTORS

The current members of our Board of Directors, the year in which they were appointed and the year their current term expires are as follows:

Name	Position	Age	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	62	2004	2011
Enrique Eskenazi	Vice-Chairman and Director	84	2008	2011
Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer (CEO) and Director	46	2008	2011
Antonio Gomis Sáez	Repsol Argentina General Director, Assistant Director to the CEO and Director	58	2007	2011
Aníbal Guillermo Belloni	Director	75	2008	2011
Mario Blejer	Director	61	2008	2011
Carlos Bruno	Director	61	2008	2011
Carlos de la Vega	Director	69	1993	2011
Matías Eskenazi Storey	Assistant Director to the CEO and Director	42	2008	2011
Raúl Fortunato Cardoso Maycotte	Director	56	2008	2011
Salvador Font Estrany	Director	60	2008	2011
Federico Mañero	Director	53	2005	2011
Miguel Ángel Devesa del Barrio	Director	45	2011	2011
Luis Suárez de Lezo Mantilla	Director	58	2008	2011
Javier Monzón	Director	54	2005	2011
Mario Vázquez	Director	74	2008	2011
To be appointed*	Director	--	--	--
Alejandro Quiroga López	Alternate Director	47	2004	2011
Alfredo Pochintesta	Alternate Director and Commercial Executive Director	57	2008	2011
Tomás García Blanco	Alternate Director and Upstream Executive Director	46	2008	2011
Fernando Dasso	Alternate Director and Director of Human Resources	44	2008	2011
Carlos Jiménez López	Alternate Director and Director of Management Control	53	2008	2011
Carlos Alfonsi	Alternate Director and Downstream Executive Director	49	2008	2011
Ángel Ramos Sánchez	Alternate Director and Director of Administration and Tax	53	2009	2011
Ezequiel Eskenazi Storey	Alternate Director	49	2008	2011
Mauro Renato José Dacomo	Alternate Director and General Counsel	46	2008	2011
Ignacio Cruz Moran	Alternate Director and COO	39	2008	2011
Eduardo Ángel Garrote	Alternate Director	58	2008	2011
To be appointed *	Alternate Director	—	—	—

* Representing our Class A shares.

As of February 16, 2011, Alejandro Quiroga López owned 4,000 of our Class D shares. Sebastián Eskenazi, Enrique Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey control Petersen Energía and PEISA (the “Petersen Group”), which own 15.46% of our capital stock, and aggregately hold an option to purchase up to an additional 10.0% of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions” of our 2009 Form 20-F.

Pursuant to the shareholders’ agreement between Repsol YPF and Petersen Energía, the composition of our Board of Directors shall reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock. See “Item 7. Major Shareholders and Related Party Transactions—Shareholders’ Agreement” of our 2009 Form 20-F for a summary of certain material terms of the shareholders’ agreement on the composition of our board of directors and the appointment of directors and officers.

Directors’ outside business interests and experience

Antonio Brufau Niubo

Mr. Brufau Niubo graduated with an economics degree from the University of Barcelona. From 1999 to 2004, he acted as managing director for the La Caixa Group. He served as a member of the Repsol YPF Board of Directors from 1996 until becoming chairman and CEO of Repsol YPF in October 2004, a position he currently occupies. He was appointed chairman of Gas Natural group in July 1997 and is now vice chairman of the group. From July 2002 to July 2005, he served as chairman of Barcelona’s Círculo de Economía. Mr. Brufau has served on the boards of several other companies, including Suez, Enagás, Abertis, Aguas de Barcelona, Colonial and Caixa Holding, CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member of the Executive Committee of the International Chamber of Commerce.

Enrique Eskenazi

Mr. Eskenazi graduated with a chemical engineering degree from the Universidad Nacional del Litoral. Mr. Eskenazi has been Vice Chairman and Director of YPF since 2008. He is also the Co-Chief Executive Officer of Marviol S.R.L. and the President of Petersen Inversiones S.A., Napelgrind S.A., Banco de San Juan S.A., Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A., Nuevo Banco de Entre Ríos S.A., Petersen Energía S.A. (Argentina), Fundación Banco San Juan, Fundación Banco Santa Cruz, Fundación Nuevo Banco de Santa Fe, Fundación Nuevo Banco de Entre Ríos, Mantenimientos y Servicios S.A., Petersen, Thiele y Cruz S.A., Estacionamientos Buenos Aires S.A, Petersen Energía Pty. Ltd., Agro Franca S.A. and Fundación YPF. Mr. Eskenazi is the father of Messrs. Sebastián Eskenazi and Matías and Ezequiel Eskenazi Storey.

Sebastián Eskenazi

Mr. Eskenazi has been Executive Vice-Chairman, Chief Executive Officer and Director of YPF since March 2008. He is also Co-Chief Executive Officer of Marviol S.R.L. and President of Arroyo Lindo S.A. Mr. Eskenazi is Vice President of Petersen Inversiones S.A, Petersen Energía S.A. (Argentina), and Nuevo Banco de Santa Fe S.A. He is member of the Board of Directors of Petersen Energía Pty. Ltd., Petersen Energía S.A. (Spain) and Petersen Energía Inversora S.A. (Spain), and alternate director in Banco de San Juan S.A., Banco de Santa Cruz S.A., and Nuevo Banco de Entre Ríos. Mr. Eskenazi is the son of Mr. Enrique Eskenazi and brother of Messrs. Matías and Ezequiel Eskenazi Storey.

Antonio Gomis Sáez

Mr. Gomis Sáez graduated with a chemical engineering degree from the Complutense University of Madrid and a master’s in business administration from IESE Business School – University of Navarra in Spain. He began his career in 1974 at the Repsol YPF Petróleo refinery in Puertollano, Ciudad Real and later went to work at the International Energy Agency in Paris founded by the Organization for Economic Cooperation and Development (“OECD”). He served as advisor to the General Secretary of Energy and Mineral Resources at the Spanish Ministry of Energy. In 1986 he joined the Instituto Nacional de Hidrocarburos, where he was appointed managing director of international and institutional relations of Repsol YPF. From 1997 to 2000, he was general director of energy at the Spanish Ministry of Industry and Energy. From September 2000 to November 2004, he was corporate director of external relations, overseeing investor and media relations. In January 2005 he was appointed CEO of Repsol YPF Química and managing director of Repsol YPF’s Chemicals Europe and Rest of the World. In July 2007 he was appointed director of our company and in February 2010 he was appointed General Director Repsol Argentina, and Assistant Director to the CEO.

Aníbal Guillermo Belloni

Mr. Belloni holds a degree in Electrical Engineering from the Universidad de Buenos Aires, and has been a director of Petersen, Thiele y Cruz S.A. since 1989. He has worked as an engineer and business development manager at Sade S.A., as a general manager at Cosapi S.A., in Lima, Peru, as a Vice President of Kanter S.A., and as the Argentine representative of Foster Wheeler Corporation. He has been an Executive Board member of the Argentine Chamber of Construction and was a founding member and Executive Board member of the Argentine Union of Construction.

Mario Blejer

Mr. Blejer holds a bachelor’s and a master’s degree in Economics from the Hebrew University, and a master’s degree and a Ph.D. in Economics from the University of Chicago. He has been a professor of Economics at the Hebrew University of Jerusalem, Boston University, the Central European University, in Budapest, and the New York University Graduate School of Business, a senior advisor to the World Bank, Europe and Central Asia region, and the International Monetary Fund, and was a senior researcher at the Center for Latin American Monetary Studies. From 2001 to 2002, he was the Deputy Governor and then the Governor of the Central Bank of Argentina, and from 2003 to 2008 he was the director of the Centre for Central Banking Studies, and advisor to the Governor, of the Bank of England. He is currently an independent economic consultant, professor at the Universidad de San Andrés in Buenos Aires, and is a director of Inversiones y Representaciones S.A. and Consultants Asset Management, both located in Buenos Aires.

Carlos Bruno

Mr. Bruno graduated with a degree in architecture from the University of Buenos Aires. He is president and co-founder of the Centro de Investigaciones para la Transformación. He has participated in the creation of the Center of International Economy while being a member of the Ministry of Foreign Relations. He was the Undersecretary of Economic Integration and Secretary of International Economy Relations from 1984 to 1989 and was appointed Ambassador V with the Senate’s approval. His areas of expertise are international economic relations and international trade.

Carlos de la Vega

Mr. de la Vega was director of La Caja ART from 1996 to 2004 and director of Luncheon Tickets from 1991 to 1998. Since April 2003 he has been president of the Argentine Chamber of Commerce, a position he also held from 1988 to 1993. He has been a member of our Board of Directors for Class D shares since 1993, and until 1996 he was director of Institutional Relations of Ciba-Geigy Argentina. He has been a member of our Audit Committee from 1993 to 1997 and from 2004 to the present.

Matías Eskenazi Storey

Mr. Eskenazi Storey is Chief Executive Officer of Administradora San Juan S.R.L. He is President of November S.A. and Vice President of Comercial Latino S.A. and Nuevo Banco de Entre Ríos S.A. Mr. Storey is member of the Board of Directors of Petersen Energía S.A. (Spain), Petersen Energía Pty. Ltd., Profertil S.A., Refinería del Norte S.A., Compañía Mega S.A., and vice-president of Petersen Energía S.A. (Spain) and Petersen Energía Inversora S.A. (Spain). He is also alternate director in Banco de San Juan S.A., Banco de Santa Cruz S.A., and Nuevo Banco de Santa Fe S.A. Mr. Eskenazi is the son of Mr. Enrique Eskenazi and the brother of Messrs. Sebastián Eskenazi and Ezequiel Eskenazi Storey.

Raúl Fortunato Cardoso Maycotte

Mr. Cardoso has a degree in Law from the Universidad Autónoma de México and a Masters Degree in International Relations from the Institute of Social Studies at The Hague. Mr. Cardoso began his professional career in the Mexican Ministry of Foreign Affairs and later at the Mexican Ministry of Finance, holding a variety of positions within the International Affairs Department with a focus on bilateral economic relations. In 1983, Mr. Cardoso commenced working for Pemex Internacional España, S.A. (Pemex) in its International Trade area. During his extensive career, Mr. Cardoso has held a number of positions in the Crude Oil division and at points in his career ran the P.M.I. (Pemex) Trading offices in both Madrid and London. From 2001 to 2003, Mr. Cardoso was stationed in Ankara as the Ambassador of Mexico to Turkey, Pakistan, Azerbaijan, Kazakhstan, Uzbekistan, Turkmenistan and Kirgizstan. After this assignment he returned to his position at Pemex. He was the Managing Director of Pemex Internacional España, S.A., based in Madrid, and represented that company on Repsol YPF, S.A.’s Board of Directors. He represents Mexico in a variety of international forums, including OPEC, the IEA, the OECD and the International Energy Forum. Mr. Cardoso is also a member of the Mexican delegation on various presidential and cabinet assignments.

Salvador Font Estrany

Mr. Font Estrany is a civil engineer. He is currently Energy General Manager of Sacyr Vallehermoso, S.A. in Spain. He has previously served as Commercial Director and Chairman of CAMPSA Red, Managing Director of CEPSA Red, Cepdisa and Dispesa, Chairman of CEPSA Estaciones de Servicio, a member of the Executive Committee of CEPSA, and was a Director of CEPSA Lubricantes, CEPSA Gas, Petro Cat, Cepsa Portuguesa and Turyocio. He also previously served as Commercial General Manager and member of the Operating and Executive Committees of Iberdrola.

Federico Mañero

Mr. Mañero graduated with a law degree from the San Sebastián Faculty of Law. He is president of Comunicación y Gestión de Entornos, and has more than 25 years of experience in managerial and consulting positions for organizations and private, public and political projects. He is an expert in strategic positioning and corporate communications, and has an international profile with professional activities in more than 50 countries and strong relations in Latin America. He is the founder of various nonprofit projects and organizations like Solidaridad Internacional, Programa de Cooperación Iberoamericana en Temas de Juventud (Organismo Iberoamericano de Juventud) and Movimiento por la Paz, el Desarme y la Libertad and is a regular collaborator with the Fundación Salvador Allende, Fundación Progreso Global and UNICEF. Mr. Mañero is a native speaker of Spanish and French.

Miguel Ángel Devesa del Barrio

Mr. Devesa del Barrio graduated as an industrial engineer from University School of Industrial Engineers of Madrid. He started his professional career at Arthur Andersen, in the audit and consulting department, later becoming Vice-President of Cap Gemini Ernst & Young, where he focused on projects for businesses in the energy sector. Prior to joining Repsol YPF in August 2006 he served as Director of Energy Management at Hidrocantábrico Energía, and in EDP Group as Managing Director of EDP Gas. He currently serves as Chief Financial Officer of Repsol YPF.

Luis Suárez de Lezo Mantilla

Mr. Suárez de Lezo Mantilla received his degree in Law from the Universidad Complutense of Madrid and is a State Attorney (on leave) specializing in Commercial and Administrative Law. He was Director of Legal Affairs of CAMPSA, and has been in private legal practice, particularly in the energy industry. He is currently Director of Gas Natural SDG, S.A., YPF and Repsol-Gas Natural LNG, S.L., Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Javier Monzón

Mr. Monzón graduated with a degree in economics from the Complutense University of Madrid. He is chairman and CEO of Indra. He has a finance and management background. He has acted as corporate banking director of Caja Madrid, CFO and president of Telefónica International, executive vice president and member of the executive committee of Telefónica, worldwide partner of Arthur Andersen, managing partner of Corporate Finance Consulting Services and president of Alpha Corporate in Arthur Andersen Spain. He is a member of the boards of other companies, foundations and entrepreneurial organizations, such as our company, ACS and the American Chamber of Commerce.

Mario E. Vázquez

Mr. Vázquez graduated as a certified public accountant from the University of Buenos Aires. He has been a professor of auditing at the Economics School of the University of Buenos Aires. Mr. Vázquez has acted as CEO of Grupo Telefónica in Argentina and was a member of the Board of Telefónica, S.A. from 2000 to 2006. Mr. Vázquez is currently a member of the Board of Telefónica Internacional, S.A. (Spain) and of Telefónica Chile. He is also a member of the boards of directors or a statutory auditor of several companies (including Telefónica de Argentina S.A., Telefónica Holding de Argentina S.A., YPF S.A., Santander Río Seguros, Indra, Universia and Sheraton Hotels). He is a member of the board of F.I.E.L. (Latin American Foundation for Economic Investigation), Fundación Leer, the Argentine Chamber of Commerce, IDEA, CARI (Consejo Argentino para las Relaciones Internacionales) and Fundación Carolina. Mr. Vázquez was also partner and general director of Arthur Andersen (Pistrelli, Díaz y Asociados y Andersen Consulting – Accenture) for more than 20 years until his retirement in 1993.

Alejandro Quiroga López

Mr. Quiroga López graduated with a law degree from the University of Buenos Aires School of Law. Since 2001 and until February 2010 he has been our general counsel and Secretary of our Board of Directors. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of Cema. He was a member of the Executive Board of the University of Buenos Aires School of Law. He is also a graduate of the Wharton Advanced Management Program.

Alfredo Pochintesta

Mr. Pochintesta has received degrees in public accounting and administration from the University of Buenos Aires. Mr. Pochintesta worked as a planning and administration manager in Pluspetrol Energy S.A., planning manager in Petrosur S.A. and senior auditor at PriceWaterhouseCoopers. He worked for Astra for more than 18 years as CFO and since 1990 as head of the Gas and Electricity Division. Mr. Pochintesta joined YPF in 1999 when YPF merged with Astra. He was in charge of the LPG business for Latin America from 1999 to January 2005, when he was appointed marketing director. He also serves as director of a number of other companies. He is currently our Commercial Executive Director.

Tomás García Blanco

Mr. García Blanco graduated with a degree in mining engineering from Oviedo University, a certificate in petroleum engineering from Oil & Gas Consultants International in Tulsa, Oklahoma and an IMD Managing Corporate Resources degree from Laussane University. He has developed his Exploration and Production career internationally in Spain, the United States, Egypt, Libya, Venezuela and Argentina. Mr. García Blanco has held several positions in Repsol YPF, including field engineer, reservoir engineer, production engineer, development manager, production manager, operations manager, business unit manager, director of technical staff. He is currently our Upstream Executive Director.

Fernando Dasso

Mr. Dasso graduated with a labor relations degree from the University of Buenos Aires. In 1993, he joined our company and has held several positions within our company ever since. In 2006, he was appointed Director of Human Resources in the Exploration and Production business unit for Argentina, Bolivia and Brazil. Since June 2007, he has been our Director of Human Resources.

Carlos Jiménez López

Mr. Jiménez graduated with a degree in chemical engineering from the Complutense University of Madrid, Spain and received a master’s degree in business administration and financial management from the Polytechnic University of Madrid. In addition, he completed the Program of Management Development (Programa de Desarrollo Directivo) at the Institut Européen d’Administration des Affaires (INSEAD). Mr. Jiménez began his professional career as a Process and Startup Engineer in 1980 with a leading engineering and construction company, while also being employed as Professor at the Complutense University of Madrid. In 1986, he joined Petronor, S.A., part of the Repsol YPF group, as head of the Department of Technical Studies in the area of commercial planning and coordination. In 1999, he became Director of Refining in the area of strategic planning and development of Repsol YPF. During the period 2002 to 2004, he was Director of the Refining and Marketing business unit in Brazil. From 2004 to 2007, he was Technical Director of Refining and Logistics. In addition, Mr. Jiménez is a member of the boards of directors of Oiltanking-Ebytem S.A., Oldelval S.A. and OTA and OTC S.A. He is also the President of the Refinery Committee of ARPEL. Currently, Mr. Jimenez is our Director of Management Control.

Carlos Alfonsi

Mr. Carlos Alberto Alfonsi graduated with a chemistry degree from Universidad Tecnológica of Mendoza, Argentina, an IMD Managing Corporate Resources degree from Lausanne University and studied at the Massachusetts Institute of Technology. In 1987, he joined our company and has held several positions in our company and Repsol YPF, including operations manager, director of the La Plata refinery, operational planning director, trading and transport director for Latin America, refinery and marketing director in Peru, country manager for Peru, and R&M for Peru, Chile, Ecuador and Brazil. He is currently our Downstream Executive Director.

Ángel Ramos Sánchez

Mr. Ramos Sánchez received a degree in Economics and Business Studies from the Universidad Autónoma de Madrid. He has been a director in different areas of our financial department since 1992. Mr. Ramos Sánchez is currently our Director of Administration and Tax.

Ezequiel Eskenazi Storey

Mr. Eskenazi Storey serves as vice president of Agro Franca S.A. and Fundación YPF. He is also member of the board of directors of Petersen, Thiele y Cruz S.A. and Santa Sylvia S.A. and alternate member of the board of directors of Los Boulevares S.A. and Petersen Inversiones S.A. Mr. Eskenazi Storey is the son of Mr. Enrique Eskenazi and the brother of Mr. Sebastián Eskenazi and Mr. Matías Eskenazi Storey.

Mauro Renato José Dacomo

Mr. Dacomo graduated with a law degree from the University of Buenos Aires, and is Partner at ABD law firm. He is also President of Inwell S.A. and Los Boulevares S.A. Mr. Dacomo serves as General counsel to Fundación Banco de Santa Cruz S.A., Fundación Nuevo Banco de Santa Fe S.A. and Fundación Nuevo Banco de Entre Ríos S.A. He is an alternate member of the Board of Directors of Petersen Energía S.A. (Argentina), Arroyo Lindo S.A. and Nuevo Banco de Santa Fe S.A., and member of the Board of Directors of Inwell S.A. and Nuevo Banco de Entre Ríos S.A. Mr. Dacomo is also Director and Secretary of Petersen Energia S.A. (Spain). He is our General Counsel and Secretary of Board of Directors since February 2010.

Ignacio Cruz Moran

Mr. Moran has received degrees in public accounting from the University of Buenos Aires. He is an alternate member of the Board of Directors of Banco de Santa Cruz S.A., Nuevo Banco de Santa Fe S.A. and Red Link S.A. and member of the Board of Directors of Banco de San Juan S.A., Nuevo Banco de Entre Ríos S.A., ACH S.A. and Petersen Energía S.A. (Spain). Mr. Moran is currently our Chief Operating Officer.

Eduardo Ángel Garrote

Mr. Garrote graduated with a degree in architecture from the University of Buenos Aires. He is a member of the Board of Directors of Nuevo Banco de Santa Fe S.A., and alternate member of the Board of Directors of Nuevo Banco de Entre Ríos S.A. Mr. Garrote also serves as General Manager of Petersen, Thiele y Cruz S.A.

SELLING SHAREHOLDERS

This prospectus covers the resale from time to time of up to 19,230,771 Class D shares, including in the form of ADSs, consisting of 12,820,514 issued and outstanding Class D shares sold by Repsol YPF in the Private Placement (as defined in “—Private Placement,” below) and 6,410,257 issued and outstanding Class D shares deliverable upon the exercise of the Warrants (as defined in “—Private Placement,” below) sold by Repsol YPF in the Private Placement. With respect to a particular offering, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared setting forth, among other information, the identity of the selling shareholders. See “Plan of Distribution.”

The following table sets forth the names of the Selling Shareholders, the number of ordinary shares owned by the Selling Shareholders immediately prior to the date of this prospectus and the number of shares to be offered by the Selling Shareholders pursuant to this prospectus. The table below assumes that the Selling Shareholders will sell all of the shares offered for sale; however,we do not know when or in what amounts the Selling Shareholders may offer securities for sale. The Selling Shareholders may elect not to sell any or all of the securities offered by this prospectus.

	Beneficial Ownership Before Offering(1)		Number of Shares Offered	Beneficial Ownership After Offering
Selling Shareholder	Number	Percentage(2)		Number	Percentage
Eton Park Master Fund, Ltd.(3)	8,895,974(4)	2.26% (4)	8,333,334(4)	562,640	0.14%
Eton Park Fund, L.P.(3)	4,790,140(5)	1.22% (5)	4,487180(5)	302,960	0.08%
Capital Guardian Emerging Markets Equity Master Fund(6)	96,800	0.02%	76,300	20,500	0.01%
Capital Guardian Emerging Markets Equity DC Master Fund(6)	211,500	0.05%	169,500	42,000	0.01%
Capital International Emerging Markets Fund(6)	2,477,000	0.63%	1,990,000	487,000	0.12%
Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts(6)	41,400	0.01%	32,600	8,800	*
Emerging Markets Growth Fund, Inc.(6)	4,740,690	1.21%	3,811,590	929,100	0.24%
Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts(6)	89,400	0.02%	71,200	18,200	*
Capital International Emerging Markets Total Opportunities(6)	120,700	0.03%	99,300	21,400	0.01%
Capital Guardian Emerging Markets Total Opportunities Master Fund(6)	41,500	0.01%	33,900	7,600	*
Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts(6)	152,267	0.04%	125,867	26,400	0.01%
Total	21,657,371	5.51%	19,230,771	2,426,600	0.62%

* Represents beneficial ownership of less than 0.01%.

(1)
Based on information furnished by the Selling Shareholders. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)
The percentage of beneficial ownership of each Selling Shareholder is based on (i) 393,312,793 shares of all classes of stock of YPF as of February 17, 2011 and (ii) the ordinary shares underlying share options and warrants exercisable by such person or group within 60 days of the date of this prospectus (including the Eton Park Option ADSs).

(3)
The address of the Eton Park Funds is c/o Eton Park Capital Management, L.P., 399 Park Avenue, 10th Floor, New York, NY 10022. Eton Park Capital Management, L.P. serves as investment manager to each of the Eton Park Funds and holds voting and dispositive power with respect to the securities offered in this prospectus held by the Eton Park Funds. Mr. Eric M. Mindich controls Eton Park Capital Management, L.P. Mr. Mindich, however, disclaims beneficial ownership of the securities offered by this prospectus held by the Eton Park Funds.

(4)	Includes 4,166,667 Eton Park Option ADSs (as defined in “—Private Placement,” below).

(5)	Includes 2,243,590 Eton Park Option ADSs.

(6)
The address of the Capital Funds is c/o Capital Group International, Inc., 333 S. Hope Street, 31st Floor, Los Angeles, California 90071. Capital Group International, Inc. is the parent holding company of a group of investment companies that hold investment power and, in some cases, voting power with respect to the securities offered in this prospectus held by the Capital Funds.

Private Placement

On December 22, 2010, Repsol YPF entered into certain transactions with Eton Park Master Fund, Ltd. (“EPMF”) and Eton Park Fund, L.P. (“EPF” and together with EPMF, the “Eton Park Funds”) (such transactions, the “Eton Park Transactions”). In connection with the Eton Park Transactions: (i) Repsol YPF sold to the Eton Park Funds, and the Eton Park Funds purchased from Repsol YPF, an aggregate of 6,410,257 restricted ADSs (the “Eton Park Firm ADSs”), for an aggregate purchase price of U.S.$250.0 million pursuant to stock purchase agreements dated December 22, 2010; (ii) in consideration of this purchase, pursuant to warrant agreements dated December 23, 2010, Repsol YPF issued to the Eton Park Funds an aggregate of 6,410,257 warrants (the “Warrants”), each such Warrant exercisable for one ADS (each an “Eton Option ADS” and collectively, the “Eton Park Option ADSs”); and (iii) Repsol YPF, pursuant to registration rights agreements dated December 22, 2010 (the “Eton Registration Rights Agreements”), agreed to cause YPF to prepare, file and maintain the effectiveness of a registration statement covering the Eton Park Firm ADSs and the Eton Park Option ADSs (and the underlying Class D shares), on the terms and subject to the conditions described in such agreements.

In addition, on December 22, 2010, Repsol YPF entered into certain transactions with Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Emerging Markets Growth Fund, Inc., Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, Capital International Emerging Markets Total Opportunities, Capital Guardian Emerging Markets Total Opportunities Master Fund and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts (each a “Capital Fund” and collectively, the “Capital Funds”) (such transactions, the “Capital Transactions” and together with the “Eton Park Transactions,” the “Private Placement”).  In connection with the Capital Transactions: (i) Repsol YPF sold to the Capital Funds, and the Capital Funds purchased from Repsol YPF, an aggregate of 6,410,257 restricted ADSs (the “Capital ADSs”), for an aggregate purchase price of U.S.$250.0 million pursuant to a stock purchase agreement dated December 22, 2010; (ii) in consideration of this purchase, pursuant to put option agreements dated December 23, 2010 entered into with each of the Capital Funds, Repsol YPF issued to each Capital Fund a number of put options, to be determined and exercisable on the terms described in such agreements; and (iii) Repsol YPF, pursuant to a registration rights agreement dated December 22, 2010 (the “Capital Registration Rights Agreement” and together with the Eton Registration Rights Agreements, the “Registration Rights Agreements”), agreed to cause YPF to prepare, file and maintain the effectiveness of a registration statement covering the Capital ADSs (and the underlying Class D shares), on the terms and subject to the conditions described in such agreement.

Pursuant to the Registration Rights Agreements, we have filed with the SEC a registration statement on Form F-3, of which this prospectus forms a part, under the Securities Act, to cover the resale of the Eton Park Firm ADSs, the Eton Park Option ADSs, the Capital ADSs and the underlying Class D shares. The registration rights under the Registration Rights Agreements may be assigned to a transferee or assignee in connection with any transfer or assignment of the Eton Park Firm ADSs, Eton Park Option ADSs or Capital ADSs by the Eton Park Funds or the Capital Funds, respectively; provided however, that such transfer is otherwise effected in accordance with applicable securities laws and that Repsol YPF, at its sole discretion, consents in writing to such transfer. Such transferees or assignees would become Selling Shareholders hereunder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of the amended and restated deposit agreement among us, The Bank of New York Mellon, as depositary (the “Depositary”), and holders from time to time of our American Depositary Receipts (the “Deposit Agreement”), under which the American Depositary Receipts (“ADRs”) evidencing the ADSs are to be issued.

This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this registration statement. Directions on how to obtain copies of those documents are provided on “Where You Can Find More Information.” The Depositary’s Corporate Trust Office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As an ADS holder, you will have ADS holder rights. The Deposit Agreement sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADSs.

American Depositary Receipts

ADRs evidencing ADSs will be issuable by the Depositary under the Deposit Agreement. An ADR may evidence any number of ADSs. Each ADS represents one Class D share (or a right to receive one Class D share) deposited under the Deposit Agreement with the custodian, currently The Bank of New York, S.A., in Buenos Aires, or any of its successors (the “Custodian”).

ADRs will be issued under the Deposit Agreement subject to the conditions and other provisions described under “Deposit and Withdrawal of Deposited Securities” below, upon deposit with the Custodian in Buenos Aires of Class D shares (or evidence of rights to receive Class D shares).

The Depositary is required to keep books at its Corporate Trust Office for the registration of ADRs and transfers of ADRs, which at all reasonable times shall be open for inspection by you, as an ADR holder, provided that such inspection shall not be for the purpose of communicating with other holders regarding matters other than our business or a matter related to the Deposit Agreement or the ADRs.

Current ADSs Outstanding

As of February 10, 2011, there were 232,842,906 ADSs outstanding and 87 holders of record of ADSs. Such ADSs represented approximately 59.2% of the total number of issued and outstanding Class D shares as of such date. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 21.2% of the total number of outstanding Class D shares.

Deposited Securities

As used in this section, “Deposited Securities” means Class D shares (or evidence of rights to receive Class D shares) held under the Deposit Agreement and any and all other securities, property or cash received at any time by the Depositary or the Custodian with respect to those shares.

Deposit and Withdrawal of Deposited Securities

The Depositary has agreed that upon deposit with the Custodian in Buenos Aires of Class D shares or evidence of rights to receive Class D shares, and subject to the terms of the Deposit Agreement, it will execute and deliver through its Corporate Trust Office to the persons specified by the depositor, ADRs registered in the name or names of such person or persons for the number of ADSs issuable in respect of such deposit, upon payment to the Depositary of the fee for execution and delivery of ADRs, the fee for deposit and transfer of Class D shares and taxes and governmental charges.

Upon surrender of ADRs at the Corporate Trust Office of the Depositary, upon payment of the fees and charges provided in the Deposit Agreement and subject to the provisions of the Deposit Agreement, our by-laws and the Class D shares, you, as an ADR holder, are entitled to delivery of appropriate evidence of title to the Class D shares, at the Corporate Trust Office of the Depositary or at the office of the Custodian in Buenos Aires, and to any other property at the time represented by the surrendered ADRs.

The forwarding of documents of title for such delivery at the Corporate Trust Office of the Depositary in New York City will be at your risk and expense as an ADR holder.

Dividends, Other Distributions, Rights and Changes Affecting Deposited Securities

The Depositary is required, to the extent that in its judgment it can convert Argentine pesos (or any other foreign currency) on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends and other cash distributions which it receives on the underlying Deposited Securities into dollars, and to distribute the amount it receives, net of any expenses it incurs in connection with conversion, to you, as an ADR holder, in proportion to the number of ADSs representing such Class D shares that you hold. The amount distributed will be reduced by any amounts required to be withheld by us or the Depositary on account of taxes. See “Material Tax Considerations.” The Depositary may convert pesos into dollars by selling pesos and purchasing dollars in the Argentine foreign exchange market or in any other manner that it may determine. If the Depositary determines in its judgment that any foreign currency received by it cannot be converted on a reasonable basis and transferred to the United States, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive that foreign currency) it receives to you, as an ADR holder, or in its discretion may hold such foreign currency uninvested and without liability for interest on it for your account as an ADR holder.

If any distribution by us consists of a dividend in, or free distribution of, Class D shares, the Depositary may, and will if we so request, reflect on its records such increase in the aggregate number of ADSs representing such Class D shares or distribute to you, as an ADR holder, in proportion to your holdings, additional ADRs evidencing an aggregate number of ADSs representing the number of Class D shares received as such dividend or free distribution, subject to the provisions of the Deposit Agreement, including the withholding of taxes and governmental charges and the payment of fees. If additional ADRs are not distributed in the case of such dividend or free distribution, each ADR will from that point forward also represent the additional number of Class D shares distributed with respect to the Class D shares represented by it prior to such distribution.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) cannot be made proportionally, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary will distribute the net proceeds of any such sale, after deduction of the fees of the Depositary provided in the Deposit Agreement, to you, as an ADR holder, as in the case of a distribution received in cash.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) is subject to any tax or other governmental charge which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary will distribute the net proceeds of any such sale after deduction of such taxes or charges to you, as an ADR holder, in proportion to your holdings, and the Depositary will distribute any unsold balance of such property in accordance with the provisions of the Deposit Agreement.

If we offer, or cause to be offered, to you, as an ADR holder, any rights to subscribe for additional Class D shares or any rights of any other nature, the Depositary, after consultation with us, will have discretion as to the procedure to be followed in making such rights available to you or in disposing of such rights for your benefit, or if by the terms of such rights offering or for any other reason, the Depositary may not make the rights or net proceeds following the sale of rights available to you, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion, after consultation with us, that it is lawful and feasible to make such rights available to all or certain ADR holders but not to other holders, the Depositary may, after consultation with us, distribute such rights to any holder to whom it determines the distribution to be lawful and feasible. If the Depositary determines in its discretion, after consultation with us, that it is not lawful and feasible to make such rights available to all or certain ADR holders, the Depositary may sell such rights, or warrants or other instruments and may allocate the net proceeds of such sales (net of the fees of the Depositary and all taxes and governmental charges payable in connection with such rights) for your account, as an ADR holder, upon an averaged or other practicable basis without regard to any distinctions among ADR holders because of exchange restrictions, the date of delivery of any ADR or otherwise.

We and the Depositary will not offer rights to you, as an ADR holder, unless a registration statement is in effect with respect to the securities represented by such rights under the Securities Act or the offer and sale of such rights or securities to you are exempt from registration under the provisions of such act. The Depositary is not responsible for any failure to determine that it may be lawful or feasible to make a distribution available to you. We have no obligation to register Class D shares, ADSs, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Class D shares, ADSs, rights or anything else to you. This means that you may not receive the distributions we make on our Class D shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, whenever rights are issued with respect to the Deposited Securities, whenever for any reason the Depositary causes a change in the number of Class D shares represented by each ADS, or whenever the Depositary receives notice of any meeting of holders of our Class D shares or of holders of other securities represented by the ADRs, the Depositary will fix a record date, which date will, to the extent practicable, be the same record date fixed by us for the determination of ADR holders who are entitled to receive such dividend, distribution or rights or the net proceeds of the sale thereof or entitled to give instructions for the exercise of voting rights at any such meeting, or the record date fixed by us on or after which each ADS will represent a changed number of Class D shares, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Class D Shares

The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of our shareholders, it will mail a notice to you, as an ADR holder, which will contain (a) a summary in English of the notice of such meeting, (b) a statement that at the close of business on a specified record date, you, as an ADR holder, will be entitled, subject to any applicable provisions of Argentine law, our by-laws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by your ADSs and (c) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary intends so far as practicable to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with your written instructions. For instructions to be valid, they must reach the Depositary by a date set by the Depositary. Otherwise, you will not be able to exercise your right to vote unless you withdraw the underlying shares. However, you may not know about the meeting enough in advance to withdraw such shares. If no instructions are received, the Depositary will vote Class D shares in accordance with the recommendations of our management, unless prohibited from doing so by applicable Argentine law. In addition, the Depositary will deposit all Class D shares evidenced by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Amendment and Termination of the Deposit Agreement

The ADRs and the Deposit Agreement may at any time and from time to time be amended by written agreement between the us and the Depositary. Any amendment which imposes or increases any fees or charges (other than taxes and governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of yours as an ADR holder, will not take effect as to outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to you. If you are an ADR holder at the time such amendment so becomes effective, you will be deemed, if such notice shall have been mailed to you, by continuing to hold such ADR, to consent to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event may any amendment impair your right as an ADR holder to surrender your ADR and receive in exchange the Class D shares and any property represented thereby, except in accordance with applicable law.

Whenever so directed by us, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of all then-outstanding ADRs registered on the books of the Depositary at least 30 days prior to the date fixed in such notice of such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to us and the holders of outstanding ADRs registered on the books of the Depositary, if at any time 90 days after the Depositary shall have delivered to us such notice a successor Depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to ADR holders, and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to the Deposited Securities, will sell rights as provided in the Deposit Agreement, and will continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto, and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, after deducting, in each case, fees and expenses of the Depositary for the surrender of ADRs, expenses for the account of the ADR holder in accordance with the provisions of the Deposit Agreement, and taxes and governmental charges. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities and hold uninvested the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs which have not yet been surrendered, with such holders becoming general creditors of the Depositary with respect to such proceeds.

Charges of Depositary

We will pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any registrar in accordance with agreements is writing entered into between us and the Depositary from time to time, except for the charges that are expressly provided in the Deposit Agreement to be at the expense of persons depositing or withdrawing Class D shares, surrendering ADRs or to whom ADRs are issued, as set forth below.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

The table below sets forth the fees payable, either directly or indirectly, by a holder of ADSs as of the date of this prospectus.

Persons depositing or withdrawing shares must pay:	For:
U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADRs (including, without limitation, issuance pursuant to a stock dividend or stock split declared by YPF, an exchange of stock or a distribution of rights) and surrender of ADRs

Cancellation of ADSs for the purpose of withdrawal

A fee equivalent to the fee that would be payable if securities distributed to a holder had been shares and the shares had been deposited for issuance of ADSs	Sale, on behalf of the holder, of rights to subscribe for additional shares or any right of any nature distributed by YPF

Transfer fees, as may from time to time be in effect	Transfer and registration of shares on YPF share register to or from the name of the Depositary or its agent when a holder deposits or withdraws shares

Expenses of the Depositary	Cable, telex and facsimile transmission expenses, as provided in the Deposit Agreement Expenses incurred by the Depositary in the conversion of foreign currency(1)

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary(2)

(1)
Pursuant to the Deposit Agreement, whenever the Depositary shall receive foreign currency, as a cash dividend or other distribution which, in the judgment of the Depositary, can be converted on a reasonable basis into U.S. dollars and transferred to the United States, it will convert such foreign currency into U.S. dollars and transfer the resulting U.S. dollars (after deduction of its customary charges and expenses in effecting such conversion) to the United States.

(2)
You will be responsible for any taxes or other governmental charges payable on your ADSs or on the Deposited Securities represented by any of your ADSs. The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell Deposited Securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells Deposited Securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

The Depositary made no direct or indirect payments to YPF in the two years ended December 31, 2010.

Transfer of American Depositary Receipts

The transfer of an ADR is registrable on the books of the Depositary at its Corporate Trust Office by its owner in person or by a duly authorized attorney upon surrender of the ADR properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with the regulations that the Depositary may establish for that purpose, provided however that the Depositary may close the transfer books at our reasonable request or at any time it deems it necessary to perform its duties. As an ADR holder, you will have the right to inspect the transfer books, subject to certain conditions provided in the Deposit Agreement. Prior to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the withdrawal of Deposited Securities, the Depositary, the Custodian or the registrar may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or related registration fee (including any such tax or charge and fee with respect to Class D shares being deposited or withdrawn) and payment of any applicable fees provided in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Class D shares until it has received such proof of citizenship or residence, exchange control approval, compliance with all applicable laws and regulations or other information as it or we may deem necessary.

The delivery, transfer and registration of transfer of ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement, or for any other reason, subject to the following sentence. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to (i) temporary delays caused by closing our transfer books or those of the Depositary for the deposit of Class D shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

Notices and Reports

On or before the first day on which we give notice, by publication or otherwise, of any meeting of holders of Class D shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company shall transmit to the Depositary and the Custodian an English copy of such notice in the form given or to be given to the holders of Class D shares or other Deposited Securities.

The Depositary shall make available for inspection by owners of ADRs at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company.

Upon your request, we intend to send to the Depositary for distribution to you, as an ADR holder, annual reports in English containing audited consolidated financial statements, quarterly reports in English containing certain unaudited summary financial information and summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by us to holders of Deposited Securities.

Uncertificated American Depositary Shares and the Direct Registration System

ADSs may be certificated securities evidenced by ADRs or uncertificated securities. Except for the provisions of the Deposit Agreement that by their nature do not apply to uncertificated ADSs, all the provisions of the Deposit Agreement apply to uncertificated ADSs as well as to certificated ADSs and to holders of uncertificated ADSs as well as to owners of ADRs. ADSs not evidenced by ADRs will be transferable as uncertificated registered securities under the laws of the State of New York.

The Depositary has a duty to register a transfer in the case of uncertificated ADSs, upon receipt from the owner of an ADS of a proper instruction. The Depositary, upon surrender of an ADR for the purpose of exchanging for uncertificated ADS, shall cancel that ADR and send the owner a statement confirming that the owner is the owner of the same number of uncertificated ADSs that the surrendered ADR evidenced. The Depositary, upon receipt of a proper instruction from the owner of uncertificated ADSs for the purpose of exchanging for certificated ADSs, shall execute and deliver to the owner an ADR evidencing the same number of certificated ADSs.

The Direct Registration System (“DRS”) and Profile Modification System (“Profile”) shall apply to uncertificated ADSs upon acceptance by The Depository Trust Company (the “DTC”). DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the owners entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an owner of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the owner to register such transfer. The Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an owner in requesting a registration of transfer and delivery as described above has the actual authority to act on behalf of the owner (notwithstanding any requirements under the Uniform Commercial Code).

Pre-release of ADSs

The Deposit Agreement permits the Depositary to deliver ADSs before deposit of the underlying Class D shares. This is called a pre-release of the ADSs. The Depositary may also deliver Class D shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying Class D shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the Class D shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or United States government securities until such Class D shares are deposited; (3) the Depositary must be able to close out the pre-release on not more than five business days’ notice; and (4) subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. We will incur no liability to you, as an ADR holder, as a result of such transactions.

Liability

Neither we nor the Depositary will be liable to you if, by reason of any provision of any present or future law or regulation of the United States, Argentina or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the by-laws of YPF, or by reason of any provisions of any securities issued or distributed by us or by reason of any act of God or war or other circumstances beyond our control or the Depositary’s control, we or the Depositary shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Nor shall we or the Depositary incur any liability to any owner or holder of an ADR by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement.

The Deposit Agreement expressly limits our obligations and the obligations of the Depositary, and it limits our liability and the liability of the Depositary. YPF and the Depositary:

•	are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

•
have no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADRs, which in its opinion, respectively, may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required; and

•
are not liable for any action or inaction if either relies upon the advice of, or information from, legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed to be competent to give such advice or information.

In addition, the Depositary:

•
will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary; and

•
will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or nonaction is in good faith.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class D shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Class D shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Class D shares or ADSs.

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs.

Dividends tax

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at a rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

Capital gains recognized by non-resident individuals or entities from the sale, exchange or other disposition of our ADSs or Class D shares are not subject to Argentine income tax.

Personal assets tax

Argentine individuals and undivided estates, foreign individuals and undivided estates, and foreign entities, are responsible for the personal assets tax of 0.5% of the value of any shares or ADSs issued by Argentine entities, held as of December 31 of each year. The tax is levied on Argentine issuers of such shares or ADSs, such as us, (which must pay this tax in substitution of the relevant shareholders) and is based on the equity value (valor patrimonial proporcional), or the book value, of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled and expect to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases a decreased rate may apply. The account holder may use up to 34% of the tax paid in respect of credits, as a credit against other federal taxes.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class D shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces if transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class D shares or ADSs is exempt from stamp tax in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs, except for the the gratuitous transfer tax (applicable to transfers by inheritance or donation) levied on persons domiciled in the Province of Buenos Aires. The tax rate ranges from 4% to approximately 21.93%, based on the amount of the transfer and the degree of parenthood between the transferor and the transferee, in respect of amounts in excess of Ps.50 thousand. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

In the case of litigation regarding the Class D shares or ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Russia, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences of purchasing, owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•
persons holding Class D shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the Class D shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	persons who acquired our Class D shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding Class D shares or ADSs in connection with a trade or business conducted outside of the United States;

•	tax-exempt entities, including “Individual retirement accounts” or “Roth IRAs”; or

•	persons holding Class D shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class D shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Class D shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class D shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion assumes that YPF is not, and will not become, a passive foreign investment company, as described below.

Taxation of distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because YPF does not maintain calculations of earnings and profits under U.S.

federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. You should consult your own tax advisers to determine whether the favorable rate may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. Foreign currency gain or loss that you recognize will generally be treated as U.S. source ordinary income.

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability. Amounts paid on account of the Argentine personal assets tax will not be eligible for credit against your U.S. federal income tax liability. You should consult your tax adviser to determine the tax consequences applicable to you as a result of the payment of the Argentine personal assets tax or the withholding of the amount of such tax from distributions, including whether such amounts are includible in income or are deductible for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

Sale or other disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the Class D shares or ADSs disposed of. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive foreign investment company rules

YPF believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2010, and does not expect to be considered one in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that YPF will not be considered a PFIC for any taxable year. If YPF were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If YPF is treated as a PFIC for any taxable year during which you hold a Class D share or ADS, any gain you recognize on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before YPF became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. Further, the portion of any distribution in respect of ADSs or ordinary shares that is in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation in the same manner as gains. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class D shares or ADSs. U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

In addition, if YPF were to be treated as a PFIC in a taxable year in which it pays dividends or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate holders would not apply.

Recently enacted legislation creates an additional annual filing requirement for U.S. Holders of a PFIC. The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. If we are a PFIC for a given taxable year, then you should consult your tax adviser concerning your annual filing requirements.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

New reporting requirements

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of Class D shares or ADSs.

The above description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of common shares. Prospective purchasers should consult their tax advisers concerning the tax consequences of their particular situations.

PLAN OF DISTRIBUTION

The Selling Shareholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the Class D shares, including in the form of ADSs, directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The Class D shares, including in the form of ADSs, may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Class D shares, including in the form of ADSs, may be listed or quoted at the time of sale, including the NYSE;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•
block trades in which a broker-dealer will attempt to sell the Class D shares, including in the form of ADSs, as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	sales pursuant to Rule 144;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

As set out above, these transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

Brokers or dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchases of ADRs, from the purchaser) in amounts to be negotiated.

In connection with the sale of the Class D shares, including in the form of ADSs, or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of Class D shares, including in the form of ADSs, in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell the Class D shares, including in the form of ADSs, short and deliver these securities to close out such short positions, or loan or pledge the Class D shares, including in the form of ADSs, to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the Selling Shareholders from the sale of the Class D shares, including in the form of ADSs, offered by them hereby will be the purchase price of the Class D shares, including in the form of ADSs, less discounts and commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class D shares, including in the form of ADSs, to be made directly or through agents. We will not receive any of the proceeds from the sale of the Class D shares, including in the form of ADSs.

In order to comply with the securities laws of some states, if applicable, the Class D shares, including in the form of ADSs, may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the Class D shares, including in the form of ADSs, by Selling Shareholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the Selling Shareholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The Selling Shareholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the Selling Shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The Selling Shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any Selling Shareholder and any underwriter, broker-dealer or agent regarding the sale of the Class D shares, including in the form of ADSs, by the Selling Shareholders.

A Selling Shareholder may decide not to sell any Class D shares, including in the form of ADSs, described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a Selling Shareholder may transfer, devise or gift the Class D shares, including in the form of ADSs, by other means not described in this prospectus.

With respect to a particular offering of the Class D shares, including in the form of ADSs, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific Class D shares, including in the form of ADSs, to be offered and sold;

•	the names of the Selling Shareholders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the Selling Shareholders.

The Registration Rights Agreements (as defined in “Selling Shareholders”) provide that the Selling Shareholders and we will indemnify each other and our and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the Class D shares, including in the form of ADSs, registered hereby, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. Repsol YPF will pay all of our expenses incidental to the registration, offering and sale of the Class D shares, including in the form of ADSs, registered hereby, to the public, and each Selling Shareholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

EXPENSES OF THE OFFERING

Repsol YPF will bear all costs, expenses and fees of registration of the Class D shares, including in the form of ADSs, offered by the Selling Shareholders for resale. However, fees and expenses of any persons retained by the Selling Shareholders, and any discounts, commissions or brokers’ fees or fees of similar securities professionals and any transfer taxes relating to the disposition of the securities registered hereby, will be borne by the Selling Shareholders or by the purchasers of such securities. We estimate that the expenses of the offering will be approximately U.S.$250,371.57 in the aggregate. The following table sets for the costs and expenses, other than underwriting discounts and commission, which could be incurred in connection with the sale of the securities registered hereby. All amounts set forth below are estimates other than the U.S. Securities and Exchange Commission registration fee.

Expenses	Amount (in U.S.$)
Securities and Exchange Commission registration fee	109,513.57
Legal fees and expenses	100,000.00
Accountant fees and expenses	40,000.00
Miscellaneous	858.00
Total	250,371.57

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York. The validity of the Class D shares and other matters governed by Argentine law will be passed upon for us by Severgnini, Robiola, Grinberg & Larrechea, Buenos Aires, Argentina. Carlos María Tombeur and Arturo F. Alonso Peña, members of Severgnini, Robiola, Grinberg & Larrechea, are members of our Supervisory Committee.

EXPERTS

The Audited Consolidated Financial Statements incorporated in this registration statement by reference to our 2009 Form 20-F and the effectiveness of YPF’s internal control over financial reporting have been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on YPF’s consolidated financial statements and include an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America, that the information relating to the nature and effect of such differences is presented in Notes 13, 14, and 15 to YPF’s Audited Consolidated Financial Statements, and (2) express an unqualified opinion on the effectiveness of YPF’s internal control over financial reporting as of December 31, 2009), and have been so incorporated in reliance upon the reports of such firm given upon its authority as expert in accounting and auditing.

During the years ended December 31, 2008 and 2009 and through the date of this prospectus, the principal independent accountant engaged to audit our financial statements, Deloitte & Co S.R.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

The offices of Deloitte & Co. S.R.L. are located at Florida 234, 5th floor, Ciudad Autónoma de Buenos Aires, Argentina.

Certain oil and gas reserve data incorporated herein by reference from the 2009 Form 20-F was reviewed by Gaffney, Cline & Associates Inc. as indicated therein, in reliance upon the authority of such firm as experts in estimating proved oil and gas reserves.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are incorporated under the laws of Argentina. Substantially all of our assets are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Argentine counsel, Severgnini, Robiola, Grinberg & Larrechea, that a substantial portion of our assets located in Argentina could not be subject to attachment or foreclosure if a court were to find that such properties are necessary to the provision of an essential public service, unless the Argentine government otherwise approves the release of such property. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary to the provision of an essential public service may not be attached, whether preliminarily or in aid of execution.

Our Argentine counsel has also advised us that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be enforced in Argentina, provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements established in accordance with the requirements of Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Subject to compliance with Article 517 of the Federal Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

In addition, our Argentine counsel, Severgnini, Robiola, Grinberg & Larrechea, has informed us that there is doubt as to the enforceability of liabilities based solely on federal securities laws of the United States in actions initiated in Argentina.

We have been further advised by our Argentine counsel that the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the Selling Shareholders, respectively, is limited by provisions of Argentine law.

A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Argentina that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments.

Repsol YPF is a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain. All of the directors and executive officers of Repsol YPF are not residents of the United States. Such persons and a substantial portion of Repsol YPF’s assets are located outside the United States. As a result, it may be difficult for you to file a lawsuit against either Repsol YPF or such persons in the United States with respect to matters arising under the federal securities laws of the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts against either Repsol YPF or such persons based on the civil liability provisions of such laws. Provided that United States case law does not prevent the enforcement in the U.S. of Spanish judgments (as in such case, judgments obtained in the U.S. shall not be enforced in Spain), if a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of such judgment in Spain will be subject to satisfaction of certain factors. Such factors include the absence of a conflicting judgment by a Spanish court or of an action pending in Spain among the same parties and arising from the same facts and circumstances, the Spanish courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, the regularity of the proceeding followed before the U.S. courts, the authenticity of the judgment and that enforcement would not violate Spanish public policy. In general, the enforceability in Spain of final judgments of U.S. courts does not require retrial in Spain. If an action is commenced before Spanish courts with respect to liabilities based on the U.S. federal securities laws, there is a doubt as to whether Spanish courts would have jurisdiction. Spanish courts may enter and enforce judgments in foreign currencies.

Abbreviations:

“bbl”	Barrels.

“bcf”	Billion cubic feet.

“boe”	Barrels of oil equivalent.

“boe/d”	Barrels of oil equivalent per day.

“km”	Kilometers.

“liquids”	Crude oil, condensate and natural gas liquids.

“LPG”	Liquefied petroleum gas.

“m”	Thousand.

“mbbl/d”	Thousand barrels per day.

“mcf”	Thousand cubic feet.

“mcm”	Thousand cubic meters.

“mboe/d”	Thousand barrels of oil equivalent per day.

“mm”	Million.

“mmbbl”	Million barrels.

“mmboe”	Million barrels of oil equivalent.

“mmBtu”	Million British thermal units.

“mmcf”	Million cubic feet.

“mmcf/d”	Million cubic feet per day.

“NGL”	Natural gas liquids.

“WTI”	West Texas Intermediate.

Shares of Class D Common Stock
(including in the form of American depositary shares)

YPF Sociedad Anónima

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Indemnification of Directors and Officers

Neither the laws of Argentina nor the Registrant’s bylaws or other constitutive documents provide for indemnification of directors or officers. YPF maintains an insurance policy that protects its officers and directors from civil liabilities incurred as a result of actions taken in their official capacity.

Exhibits

4.1
Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.*

5.1	Opinion of Severgnini, Robiola, Grinberg & Larrechea, Argentine legal counsel of the Registrant, as to the validity of the Class D shares.

8.1
Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters (included under “Material Tax Considerations—United States Federal Income Tax Considerations” in the Prospectus included as part of this Registration Statement).

8.2	Opinion of Severgnini, Robiola, Grinberg & Larrechea, as to Argentine tax matters (included in Exhibit 5.1).

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Gaffney, Cline & Associates Inc.

23.3	Consent of Severgnini, Robiola, Grinberg & Larrechea, Argentine legal counsel of the Registrant (included in Exhibit 5.1).

23.4	Consent of Davis Polk & Wardwell LLP, U.S. legal counsel of the Registrant.

24.1	Power of Attorney (included on signature page to the Registration Statement).

99.1	Reserves Audit Report of Gaffney, Cline & Associates Inc.**

*	Filed as Exhibit 1 to the post-effective amendment to Form F-6 filed with the SEC on November 6, 2009 and incorporated by reference in this registration statement.

**	Filed as Exhibit 99.1 to YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2009.

Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in this registration statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on February 17, 2011.

YPF S.A.

By:	/s/ Sebastián Eskenazi
	Name:	Sebastián Eskenazi
	Title:	Chief Executive Officer

By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sebastián Eskenazi, Guillermo Reda and Ángel Ramos, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons on February 17, 2011 in the capacities indicated:

Name	Title

/s/ Antonio Brufau Niubo	Chairman and Director
Antonio Brufau Niubo
/s/ Enrique Eskenazi	Vice-Chairman and Director
Enrique Eskenazi
/s/ Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer and Director
Sebastián Eskenazi
/s/ Antonio Gomis Sáez	Repsol Argentina General Director, Assistant Director to CEO and Director
Antonio Gomis Sáez
/s/ Guillermo Reda	Chief Financial Officer
Guillermo Reda
/s/ Aníbal Guillermo Belloni	Director
Aníbal Guillermo Belloni
Director
Mario Blejer
/s/ Carlos Bruno	Director
Carlos Bruno
Director
Carlos de la Vega
/s/ Matías Eskenazi Storey	Assistant Director to the CEO and Director
Matías Eskenazi Storey
Director
Raúl Fortunato Cardoso Maycotte

Name	Title
Director
Salvador Font Estrany
Director
Federico Mañero
/s/ Miguel Ángel Devesa del Barrio	Director
Miguel Ángel Devesa del Barrio
/s/ Luis Suárez de Lezo Mantilla	Director
Luis Suárez de Lezo Mantilla
Director
Javier Monzón
Director
Mario Vázquez
Authorized Representative in the United States
Donald J. Puglisi Authorized Signatory

EXHIBIT INDEX

4.1
Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the Holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.*

5.1	Opinion of Severgnini, Robiola, Grinberg & Larrechea, Argentine legal counsel of the Registrant, as to the validity of the Class D shares.

8.1
Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters (included under “Material Tax Considerations—United States Federal Income Tax Considerations” in the Prospectus included as part of this Registration Statement).

8.2	Opinion of Severgnini, Robiola, Grinberg & Larrechea, as to Argentine tax matters (included in Exhibit 5.1).

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Gaffney, Cline & Associates Inc.

23.3	Consent of Severgnini, Robiola, Grinberg & Larrechea, Argentine legal counsel of the Registrant (included in Exhibit 5.1).

23.4	Consent of Davis Polk & Wardwell LLP, U.S. legal counsel of the Registrant.

24.1	Power of Attorney (included on signature page to the Registration Statement).

99.1	Reserves Audit Report of Gaffney, Cline & Associates Inc.**

*	Filed as Exhibit 1 to the post-effective amendment to Form F-6 filed with the SEC on November 6, 2009 and incorporated by reference in this registration statement.

**	Filed as Exhibit 99.1 to YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2009.